GAIN Capital Holdings, Inc.

135 US Hwy 202/206, Suite 11

Bedminster, New Jersey 07921

March 6, 2013

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 3010

Attention: Jennifer Monick, Senior Staff Accountant

Re:	GAIN Capital Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011 filed March 15, 2012 (the “Form 10-K”);

File No. 001-35008

Dear Ms. Monick:

This letter is submitted on behalf of GAIN Capital Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing, as set forth in your letter dated January 31, 2013.

The previous response from the Company dated February 28, 2013 excluded certain appendices from a package of materials presented by the Company on a conference call (the “Call”) held on February 13, 2013 between the Staff and the Company.

The full package presented on the Call is now included as an Appendix to this letter.

If you have any questions regarding the foregoing, please do not hesitate to call me at (908) 731-0715.

Sincerely,

/s/ Daryl J. Carlough

Interim Chief Financial Officer, GAIN Capital Holdings, Inc.

cc:	Shannon Sobotka (Securities and Exchange Commission)

Diego A. Rotsztain, Esq., EVP & General Counsel, GAIN Capital Holdings, Inc.

February 13, 2013 Discussion of SEC comment letter

•
GAIN Capital Holdings, Inc. is a global provider of online
trading services
•
Through our retail brand, FOREX.com, we provide retail
traders around the world with access to a variety of global
OTC financial markets, including foreign exchange, precious
metals and contracts for difference on commodities and
indices
•
GAIN Capital also operates GTX, a fully independent FX ECN
for hedge funds and institutions; Open eCry (OEC), an
innovative online futures broker; and GAIN Securities, Inc. a licensed U.S. broker-dealer
About GAIN Capital
2

•
When a customer wishes to trade with GAIN they must
deposit funds with the Company
•
These funds are held as an asset, with a corresponding
liability recorded in Payable to customers
(with respect to
retail clients) and Payable to brokers, dealers, FCMs, and
other regulated entities (with respect to other clients and
partners):
Cash held for customers
3
Asset Liability
Cash held for customers 300 Payable to customers 20
Payable to brokers,
dealers, FCMs, and other
regulated entities
280
300 300

•
These liabilities and corresponding assets are revised daily to reflect any customer trading gains or losses
•
The asset and liability are reduced or increased when the
customer withdraws or deposits funds respectively
•
The movement on the liabilities is equal and opposite to the movement on the asset:
Cash held for customers
4
Asset Liability
Opening Closing Movement Opening Closing Movement
Cash held for
customers 300 350 50 Payable to customers 20 60 40
Payable to brokers,
dealers, FCMs, and other
regulated entities
280 290 10
300 350 50 300 350 50

•
Materiality concerns the significance of an item to users of the financial statements. SAB 99 defines a matter as
“material”
if there is a substantial likelihood that a
reasonable person would consider it important
•
The Supreme Court has held that a fact is material if there is a substantial likelihood that the . . . fact would have been
viewed by the reasonable investor as having significantly
altered the “total mix”
of information made available
•
SAB 99 states that the magnitude of a misstatement is only
the beginning of an analysis of materiality; it cannot
appropriately be used as a substitute for a full analysis of all relevant considerations
Materiality analysis
5

•
Management acknowledge that the amounts involved in both the balance sheet and statement of cash flows presentation are
quantitatively significant
•
Management believe that the information is easily determined from elsewhere in the financial statements
•
The information is also provided elsewhere in the ‘Filings’ eg
Business description, MD&A (see appendices)
•
Management believe that there is no omission within the “total mix” of information
•
Management believe that a reasonable user of the GAIN public information would easily establish the information
•
Following the adjustments made to the Quarterly Reports on Form
10-Q the Company received no questions/comments from analysts or investors regarding the changes made (see appendices)
GAIN conclusions re Materiality
6

•
Excerpts from previous filings
•
Analyst notes:
– Sandler O’Neill Partners, L.P., November 2, 2012
– Raymond James & Associates, Inc., November 2, 2012
– JMP Securities LLC, November 2, 2012
•
Edited Transcript: Q3 2012 GAIN Capital Earnings Conference
Call, November 1, 2012
Appendices
7

Appendix – Excerpts from previous
filings
8
Consolidated Financial Statements,
December 31, 2011 Form 10-K:
Item 1 and Item 7 of December 31,
2011 Form 10-K:
2011 2010
Cash and cash equivalents $370.7 $284.1
Less
Payable to customers 293.1 250.6
310.4 256.7
$60.3 $27.4
Cash and cash equivalents available for
Company's general operations
As of December 31,
Payable to brokers, dealers, FCMs and
other regulated entities
17.3 6.1
= Client assets = Cash and cash
equivalents held for customers
Key Operating Metrics
(Unaudited)
Year Ended December31,
2011 2010 2009 2008 2007
Total Customer Trading Volume (billions) ................................ $ 2,527.6 $ 1,564.1 $ 1,246.7 $ 1,498.6 $ 674.5
Retail trading volume (billions) ................................ $ 1,574.0 $ 1,324.8 $ 1,246.7 $ 1,498.6 $ 674.5
Institutional trading volume (billions)
(3)
................................ $ 953.6 $ 239.3 — — —
U.S. trading volume (billions) ................................ $ 1,195.6 $ 777.0 $ 679.2 $ 878.9 $ 355.4
Non-U.S. trading volume (billions) ……………….. . $
1,332.0 $ 787.1 $ 567.5 $ 619.7 $ 319.1
Traded Retail Accounts (last twelve months) 63,436 64,313 52,755 52,555 43,139
Retail trading revenue per million traded ................................ $ 111.7 $ 141.5 $ 123.0 $ 124.1 $ 175.2
Net Deposits (millions) ................................
$ 233.2 $ 267.8 $ 257.1 $ 277.3 $ 184.2
As of December 31
Funded Retail Accounts ................................ 76,485 85,562 60,168 49,740 51,026
Client assets (millions) ................................ $ 310.4 $ 256.7 $ 199.8 $ 124.0 $ 108.9
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)
As of December 31,
2011 2010
ASSETS:
Cash and cash equivalents $ 370,668 $ 284,210
Short term investments 82 75
Trading securities — 20,060
Receivables from brokers 85,401 98,135
Property and equipment—(net of accumulated depreciation and amortization of $14,335 and
$10,464 at December 31, 2011 and 2010, respectively)
7,531 7,294
Prepaid assets 9,899 9,938
Goodwill 3,092 3,092
Intangible assets—(net of accumulated amortization of $9,226 and $2,017 at December31, 2011 and 2010, respectively)
10,771 9,089
Other assets—(net of allowance for doubtful accounts of $55 and $74 at December 31, 2011 and 2010, respectively)
18,137 11,178
Total assets
$ 505,581 $ 443,071
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities
Payables to brokers, dealers, FCMs and other regulated entities $ 17,305 $ 6,102
Payables to customers 293,142 250,572
Accrued compensation and benefits 4,966 5,117
Accrued expenses and other liabilities 14,885 10,506
Income tax payable 2,578 2,550
Notes payable 7,875 18,375
Total liabilities
340,751 293,222
GAIN Capital Holdings, Inc. Shareholders’ Equity
Common Stock; ($0.00001 par value; 60 million shares authorized; 35,132,365 shares issued and
34,282,244 shares outstanding as of December 31, 2011 and 31,174,651 shares issued and outstanding as of December 31, 2010)
— —
Accumulated other comprehensive income 316 428
Additional paid in capital - 79,551 73,381
Treasury stock, at cost (850,121 shares at December31, 2011 and zero shares at December 31, 2010) (5,017) —
Retained earnings 89,980 76,040
Total GAIN Capital Holdings, Inc. shareholders’ equity
164,830 149,849
Total
$ 505,581 $ 443,071
................................

Appendix – Excerpts from previous filings
9
Item 2 of June 30, 2012 Form 10-Q:
2012 2011
Cash & cash equivalents
$ 22.4 $ 60.3
Cash & cash equivalents held for customers
320.2 310.4
Short term investments
0.1 0.1
Receivable from banks and brokers (1)
115.7 85.4
Total operating cash
458.4 456.2
Less: Cash & cash equivalents held for customers
(320.2) (310.4)
Free operating cash
138.2 145.8
Less: Minimum regulatory capital requirements
(42.6) (35.8)
Less: Note payable
— (7.9)
Free cash available (2)
95.6 102.1
Add: Available credit facility
50.0 50.0
Available cash and liquidity
$ 145.6 $ 152.1
(1)
Reflects cash that would be received from brokers following the close-out of all open positions.
(2)
Excludes current liabilities of $17.7 million and capital charges associated with open positions.
As of
As of
June 30,
December 31,

SANDLER O'NEILL + PARTNERS

+ Company Note

GAIN Capital Holdings, Inc.

NYSE: GCAP - $4.55

EFINANCE

RATING: HOLD
12-Month Price Target: $5.00

November 2, 2012

MARKET DATA	
Market Cap.	$175.6 Mil.
Price/Book	94%
Price/Tang. Book	107%
* As of	09/30/2012
52-Week High	$7.50
52-Week Low	$4.25
3-Mo. Avg. Daily Volume	39,957
Dividend Yield	4.40%
Total Assets (Mil)	$619.6 Mil.
* As of	09/30/2012
ROE	8.50%
* As of	09/30/2012
Shares Outstanding (Mil)	38.6
Annual Dividend	$0.20
Institutional Ownership	25.9%
Insider Ownership	64.2%

1 Year Price History for GCAP



8
7
6
5
4
3
Q3
2012
Q1
Q2
Q3
2013

GAIN Capital Holdings is a provider of both online retail and institutional foreign exchange services. It provides highly automated execution services for forex, CFDs, and exchange-based products. The company owns the FOREX.com brand and operates the related website. GAIN was founded in 1999 and completed its initial public offering in December 2010. GAIN acquired the dbFX retail forex business from Deutsche Bank AG in April 2011.

Richard Repetto, CFA, Principal
212-466-7906
rrepetto@sandleroneill.com

Nicolas Bos, Vice President
212-466-8065
nbos@sandleroneill.com

Mike Adams, CFA, Associate Director
212-466-7962
madams@sandleroneill.com

Across-the-Board Beat

EPS	Mar	Jun	Sep	Dec	Year	Growth	Est. Change	P/E
2011A	$0.06	$0.29	$0.24	$(0.05)	$0.57	(32.1)%	—	8.0x
2012E	$0.00A	$0.13A	$0.09A	$0.07	$0.32	(43.9)%	$0.07	14.2x
2013E	$0.11	$0.14	$0.14	$0.11	$0.50	56.3%	$0.01	9.1x

Reported EPS: $0.08
Core EPS: $0.09
Consensus EPS: $0.04
SOP EPS: $0.03

Reports a solid across the board beat in 3Q12. GCAP reported adjusted EPS of $0.09, above both our $0.03 estimate and the consensus estimate of $0.04. Upside in the quarter was driven by better than expected net operating revenues of $40.0 million, which were $1.8 million above our expectations, primarily driven by strong retail trading revenue. Expenses of $35.0 million were $1.3 million less than we anticipated due to lower compensation & benefits and selling & marketing expense. Even GCAP's tax rate of 28.0% was lower than the 33.5% we modeled. On a GAAP basis, which includes expenses related to purchased intangibles, GCAP reported $0.08 in 3Q12 EPS.

Revenue capture rose slightly in 3Q12 and was above our estimate. The retail revenue per million was $123.1 million in 3Q12, up 2.8% from 2Q and the highest capture since 2Q11. On the call, GCAP attributed the stability in revenue per million to clusters of increased activity during the quarter, followed by extended periods of low trading activity. Partially offsetting, GCAP reported retail trading volume in 3Q12 of $278.7 billion, down 18.2% sequentially and below our $289.7 billion estimate.

Institutional volume increased 14% sequentially but revenues held flat. Institutional volume on GAIN GTX was $503.7 billion in 3Q12, up 14%

© Sandler O'Neill + Partners, L.P. All rights reserved. Sandler O'Neill does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that Sandler O'Neill may have a conflict of interest that could affect the objectivity of the report. Investors should consider this report as only a single factor in making their investment decision. Please see "Important Disclosures" and the analyst certifications in the Appendix of this report.

SANDLER O'NEILL + PARTNERS, L.P.
1251 Avenue of the Americas, 6th Floor, New York, NY 10020
T: (212) 466-7920 / (800) 635-6875
www.sandleroneill.com

sequentially and up ~1.9x from 3Q11. For the quarter, institutional revenues were $4.2 million, flat with 2Q12 levels. And though GTX is likely entering the later stages of its initial growth phase (the platform launched in March 2010), we view the relative stability in revenues positively as it underscores GCAP’s success-to-date in building profitable customer relationships.

Relative performance of GTX is impressive. The 14% QoQ increase in ADV on the institutional platform is particularly impressive compared to its competitors in 3Q12, which all showed sequential declines. For example, ADV on ICAP’s EBS was down 17.3% QoQ in 3Q12, Knight Hotspot FX was down 14.0%, Reuters FX volume declined 11.9%, and FXCM institutional ADV was down 61.2%. Still, while market share growth is impressive, there was no bottom-line improvement as institutional revenues were unchanged at $4.2 million.

Expenses decreased 10% sequentially and were below our forecast. GCAP’s expenses were $35.0 million, down 9.6% sequentially and $1.3 million below our forecast. Trading expenses & commissions were $8.9 million, representing 25.9% of retail trading revenues, up from 22.5% in 2Q12. We point out that fixed expenses (i.e., all expenses except the variable trading expenses & commissions) were $26.1 million, down 11.5% from 2Q12 and $1.9 million below our forecast of $28.0 million. Looking forward, GCAP expects to maintain a tight control on costs with a focus on reinvesting these efficiencies into growth initiatives including the institutional business, new products/platforms, and new geographies.

Capture is down sequentially in 4Q-to-date. On the call, CEO Glenn Stevens stated that the retail revenue per million was tracking in line with the average of the past few quarters of $106.4 million. This would imply that 4Q12-TD revenue per million is down 14% QoQ, which is slightly below our estimate for revenue per million to decline 10.0% QoQ in 4Q12 to $110.8.

Need more quarters like 3Q12 to get more bullish on the stock. Despite reporting a solid 2Q12 beat at the end of July, GCAP’s stock has traded at a relatively tight range (~$4.50-$5.00 per share) since early July. Currently, GCAP’s stock is trading at 9.1x our 2013 EPS estimate of $0.50 with peer FXCM trading at 10.4x. Therefore, given the early year volatility of GCAP’s revenue capture and low volatility in general in the FX markets, we are staying cautious on GCAP’s stock as we hope to see, as we did in 3Q12, continued outperformance from both the retail & institutional trading areas. GCAP trades at 1.1x TBV.

Increasing EPS estimates, while maintaining price target and HOLD rating. We are increasing our 2012 and 2013 EPS estimates to $0.32 and 0.50 from $0.25 and $0.49, respectively. There is no change to our $5 price target which is based on 10.0x our 2013 estimate and represents ~1.1x TBV per share.

I. Summary and Highlights of 3Q12

Reports a solid across the board beat in 3Q12. GCAP reported adjusted EPS of $0.09, above both our $0.03 estimate and the consensus estimate of $0.04. Upside in the quarter was driven by better than expected net operating revenues of $40.0 million, which were $1.8 million above our expectations, primarily driven by strong retail trading revenue. Expenses of $35.0 million were $1.3 million less than we anticipated due to lower compensation & benefits and selling & marketing expense. Even GCAP’s tax rate of 28.0% was lower than the 33.5% we modeled. On a GAAP basis, which includes expenses related to purchased intangibles, GCAP reported $0.08 in 3Q12 EPS.

Revenue capture rose slightly in 3Q12 and was above our estimate. The retail revenue per million was $123.1 million in 3Q12, up 2.8% from 2Q and the highest capture since 2Q11. On the call, GCAP attributed the stability in revenue per million to clusters of increased activity during the quarter, followed by extended periods of low trading activity. Partially offsetting, GCAP reported retail trading volume in 3Q12 of $278.7 billion, down 18.2% sequentially and below our $289.7 billion estimate.

GAIN Capital Holdings, Inc.	2

SANDLER O'NEILL + PARTNERS

+ Company Note

Quarterly Retail Revenue per Million Traded


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Long term average
$139
$101
$116
$164
$105
$122
$123
$164
$108
$99
$151
$116
$81
$76
$120
$123
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12

Source: company documents

Capture is down sequentially in 4Q-to-date. On the call, CEO Glenn Stevens stated that the retail revenue per million was tracking in line with the average of the past few quarters of $106.4 million. This would imply that 4Q12-TD revenue per million is down 14% QoQ, which is slightly below our estimate for revenue per million to decline 10.0% QoQ in 4Q12 to $110.8.

2012-TD Revenue per Million Summary

Period	Rev / million	# months
1Q12	$76.4	3
2Q12	$119.7	3
3Q12	$123.1	3
October (1)	$106.4	1
YTD avg.	$106.4	

Note: (1) October-TD revenue per million represents the average revenue per million for the prior three quarters.
Source: company documents

Institutional volume increased 14% sequentially but revenues held flat. Institutional volume on GAIN GTX was $503.7 billion in 3Q12, up 14% sequentially and up ~3.0x from 3Q11. For the quarter, institutional revenues were $4.2 million, flat with 2Q12 levels. And though GTX is likely entering the later stages of its initial growth phase (the platform launched in March 2010), we view the relative stability in revenues positively as it underscores GCAP's success-to-date in building profitable customer relationships.

Relative performance of GTX is impressive. The 14% QoQ increase in ADV on the institutional platform is particularly impressive compared to its competitors in 3Q12, which all showed sequential declines. For example, ADV on ICAP's EBS was down 17.3% QoQ in 3Q12, Knight Hotspot FX was down 14.0%, Reuters FX volume declined 11.9%, and FXCM institutional ADV was down 61.2%. Still, while market share growth is impressive, there was no bottom-line improvement as institutional revenues were unchanged at $4.2 million.

GAIN Capital Holdings, Inc. 3

SANDLER
O'NEILL+
PARTNERS

+ Company Note

Institutional FX Volume Comparison

	3Q12 ADV ($BN)	% change QoQ	% change YoY
Reuters FX	$125.6	-11.9%	-23.8%
Knight Hotspot FX	$24.2	-14.0%	-24.9%
ICAP EBS	$104.3	-17.3%	-43.2%
FXCM	$2.4	-61.2%	-48.7%
Average		-26.1%	-35.2%
GCAP	$7.7	13.8%	96.7%

Source: company documents

GCAP returns 67% of net income to shareholders. GCAP used $650k to repurchase 140k shares in 3Q12 (average price of $4.64). This is down slightly from the $810k used to buyback stock in 2Q12. The remaining buyback authorization of $3.0 million, equates to roughly 0.65 million shares at the current stock price (1.7% of diluted shares). However, GCAP remains focused on harboring capital to take advantage of potential M&A opportunities in 2012 (which may include non-FX brokers). In addition, GCAP paid a quarterly dividend of $0.05 per share, which implies a 4.4% dividend yield using GCAP's closing share price of $4.55. Relative to our $0.32 EPS estimate for 2012, the annual dividend payout ratio would be 63%.

We calculate a ~7% cash flow yield. It's a small cap but still a strong cash flow yield. Adding back $1.2 million of D&A and $1.0 million of estimated stock based compensation to GCAP's 3Q12 net income of $3.6 million, then subtracting $2.5 million in capex, results in $3.3 million in quarterly free cash flow (FCF). Annualizing the quarterly FCF and dividing by GCAP's market cap of $176 million equates to a 7% annualized cash flow yield. This is below peer FXCM's annualized cash flow yield of 9% for 3Q12.

Excess cash remains high at 53% of GCAP's market cap. GCAP's balance sheet shows (1) $7.6 million in cash and equivalents, (2) $45.0 million in short-term investments and (3) $83.9 million of broker receivables as of September 30. Adding these together, GCAP has liquid capital of $136.5 million, or $93.6 million in excess of regulatory capital requirements of $42.9 million. While we like the comfort of having the "cash cushion," at a minimum, it supports GCAP's ability to use operating cash flow to actively drive accretion via attractive M&A opportunities and still maintain its "cushion."

Attrition rate for retail FX accounts increased in 3Q12. Funded accounts at September 30 were 82,394, which included 8,100 from the closing of the OEC acquisition. Excluding OEC, core funded retail FX accounts were 74,294. This is down from 74,621 at June 30, despite the addition of 6,121 new retail accounts in 3Q12. Based on these figures, we calculate that there was account attrition of 6,448 in the quarter (74,621 + 6,121 - 74,294 = 6,448). On an annualized basis, this equates to an attrition rate of 35%, up from 33% in 2Q12 but down from 39% in the prior year period.

GAIN Capital Holdings, Inc. 4

Annualized Attrition Rate by Quarter

Source: company documents and Sandler O’Neill

II. Revenues and Expenses

Revenues decreased on lower volume but were above our estimate. GCAP’s 3Q12 revenues decreased 12.5% sequentially to $40.0 million as (1) average daily retail volume fell 18.2%, (2) retail revenue per million rose 2.8%, and (3) institutional trading revenue held flat sequentially at $4.2 million. On the call, GCAP attributed the stability in revenue per million to clusters of increased activity during the quarter, followed by extended periods of low trading activity. Revenue capture of $123.1 per million was above our expectation for $113.7 and the long-term average of $110 per million. Institutional revenue, which includes the GAIN GTX ECN, was $4.2 million for the quarter.

Average Daily Volume and Revenue per Million

Source: company documents

Expenses decreased 10% sequentially and were below our forecast. GCAP’s expenses were $35.0 million, down 9.6% sequentially and $1.3 million below our forecast. Trading expenses & commissions were $8.9 million, representing 25.9% of retail trading revenues, up from 22.5% in 2Q12. We point out that fixed expenses (i.e., all expenses except the variable trading expenses & commissions) were $26.1 million, down 11.5% from 2Q12 and

GAIN Capital Holdings, Inc.	5

$1.9 million below our forecast of $28.0 million. Looking forward, GCAP expects to maintain a tight control on costs with a focus on reinvesting these efficiencies into growth initiatives including the institutional business, new products/ platforms, and new geographies.

Trading Expenses and Commissions

Source: company documents

Retail revenue per million held steady was above management’s long term guidance range. GCAP reported retail revenue per million traded of $123.1 per million in 3Q12, up 2.8% sequentially and 5.7% higher YoY. Relative to historical results, the $123.1 per million reported in 3Q12 marks the highest level since 2Q11 and was above the long term historical average of $110 per million. We note that historically, this metric has varied widely on a quarter-to-quarter basis, reaching a peak in 3Q10 of $164.1 per million and a trough of $76.4 per million in 2Q12.

III. Outlook

We are increasing our 2012 EPS estimate by $0.07. We are increasing our 2012 estimate to reflect the 3Q12 beat. Our model assumes that retail ADV declines 17.7% from 2011 to $5.0 billion per day. We expect revenue per million to be $105, which assumes a pullback in 4Q12 revenue capture and is below the long-term average of $110-115. We calculate net revenue (net of trading & commissions) of $125 million, down 16.3% from 2011. Our model projects “fixed” expenses (i.e., excluding trading expenses & commissions) to decrease 8% to $108 million, as FXCM (1) implemented restructuring efforts in late 2Q and (2) has pulled back on discretionary expenses such as marketing. We expect the pretax margin (on net revenues) to be 13.4%.

We are increasing our 2013 EPS estimate by a penny to $0.50. We forecast net revenue to grow 12% to $178 million, which is primarily driven by a 4% improvement in the revenue per million to $110, while retail ADV is roughly flat at $5.0 billion per day. We are modeling institutional trading revenues of $21 million, up 24% from 2012. We expect “fixed” expenses to grow 7.3% to $115 million, largely due to a full year contribution from OEC. We expect the pretax margin (on net revenues) to be 19.8% for 2013.

GAIN Capital Holdings, Inc.	6

GAIN Capital (NYSE: GCAP)
($ in millions, except per share data)

	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12E	1Q13E	2Q13E	3Q13E	4Q13E	2011	2012E	2013E	3Q / 2Q	3Q / 3Q	12 / 11	13 / 12
INCOME STATEMENT																			
Revenue:																			
Retail trading revenue	39.8	54.1	52.2	29.8	29.4	40.8	34.3	31.6	34.5	36.2	36.2	34.4	175.9	136.2	141.2	-15.9%	-34.2%	-22.6%	3.7%
Institutional trading revenue	1.0	0.9	1.2	1.2	3.8	4.2	4.2	4.3	4.9	5.3	5.3	5.0	4.3	16.5	20.5	0.0%	250.0%	278.8%	24.5%
Other revenue	-0.1	0.7	0.8	0.6	0.1	0.7	1.4	3.9	3.9	3.9	3.9	3.9	2.0	6.1	15.6	100.0%	75.0%	208.9%	154.7%
Total non-interest revenue	40.8	55.7	54.2	31.6	33.3	45.7	39.9	39.8	43.3	45.4	45.4	43.2	182.2	158.8	177.3	-12.7%	-26.3%	-12.9%	11.7%
Interest revenue	0.1	0.2	0.1	0.3	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.6	0.5	0.4	-50.0%	8.7%	NM	NM
Interest expense	-0.5	-0.3	-0.3	-0.3	-0.2	-0.2	0.0	0.0	0.0	0.0	0.0	0.0	-1.5	-0.4	0.0	-100.0%	-100.0%	NM	NM
Total net interest revenue/(expense)	-0.4	-0.2	-0.2	0.0	-0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	-0.8	0.1	0.4	NM	NM	NM	NM
Net revenue	**40.4**	**55.5**	**53.9**	**31.6**	**33.2**	**45.7**	**40.0**	**39.9**	**43.4**	**45.5**	**45.5**	**43.3**	**181.4**	**158.9**	**177.7**	**-12.5%**	**-25.8%**	**-12.4%**	**11.8%**
Net revenue (net of trading expenses)	**33.2**	**47.1**	**44.0**	**24.1**	**24.5**	**36.5**	**31.1**	**32.0**	**35.1**	**36.8**	**36.8**	**35.1**	**148.3**	**124.1**	**143.8**	**-14.8%**	**-29.3%**	**-16.3%**	**15.8%**
Expenses:																			
Compensation & benefits	11.1	12.2	11.6	11.5	10.3	13.2	11.9	11.9	12.3	12.4	12.4	12.4	46.4	47.3	49.4	-9.8%	2.9%	2.0%	4.4%
Selling & marketing	10.2	9.0	8.8	8.2	7.1	7.2	5.7	5.6	5.7	5.8	5.8	5.8	36.2	25.6	23.0	-20.8%	-35.1%	-29.2%	-10.4%
Trading expenses & commissions	7.2	8.4	9.9	7.5	8.7	9.2	8.9	7.9	8.3	8.7	8.7	8.2	33.0	34.7	33.9	-3.3%	-10.3%	5.1%	-2.5%
Bank fees	1.0	1.1	1.3	0.8	0.8	0.9	0.8	0.8	0.8	0.8	0.8	0.8	4.2	3.3	3.3	-11.1%	-37.8%	-21.8%	-0.9%
Depreciation & amortization	0.9	1.0	1.0	1.0	1.1	1.0	1.2	1.2	1.2	1.2	1.2	1.2	3.9	4.5	4.9	20.0%	21.7%	14.6%	9.9%
Communications & data processing	0.7	0.8	0.7	0.8	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	2.9	3.1	3.3	0.0%	14.0%	6.3%	5.4%
Occupancy & equipment	1.2	1.1	1.2	1.2	1.2	1.1	1.2	1.2	1.2	1.2	1.2	1.2	4.7	4.7	4.9	9.1%	4.0%	0.1%	4.8%
Bad debt provision/(recovery)	0.5	0.1	0.2	0.1	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.2	0.0	-100.0%	-100.0%	NM	NM
Professional fees	1.9	1.1	1.9	1.4	0.8	1.2	1.6	1.6	1.6	1.6	1.6	1.6	6.3	5.2	6.5	33.3%	-14.9%	-17.4%	25.2%
Product development software and maintenance	0.0	1.1	1.0	1.2	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	3.3	4.4	4.5	0.0%	7.9%	33.1%	1.6%
Other	1.7	1.7	1.9	2.1	1.3	2.2	1.8	3.9	3.9	3.9	3.9	3.9	7.5	9.3	15.7	-18.2%	-7.5%	23.2%	69.7%
Total expenses	**36.4**	**37.6**	**39.4**	**35.8**	**33.2**	**38.7**	**35.0**	**36.0**	**37.0**	**37.6**	**37.6**	**37.1**	**149.3**	**142.3**	**149.3**	**-9.6%**	**-11.2%**	**-4.7%**	**4.9%**
Income before tax expense	**3.9**	**17.9**	**14.5**	**-4.2**	**0.1**	**7.0**	**5.0**	**3.9**	**6.4**	**7.9**	**7.9**	**6.2**	**32.1**	**16.6**	**28.4**	**-28.6%**	**-65.5%**	**-48.3%**	**71.1%**
Income tax expense	1.5	6.7	5.1	-2.6	0.0	2.0	1.4	1.3	2.1	2.7	2.6	2.1	10.7	4.7	9.5	-30.0%	-72.5%	-55.6%	100.8%
Net income/(loss)	**2.5**	**11.2**	**9.4**	**-1.6**	**0.0**	**5.0**	**3.6**	**2.6**	**4.2**	**5.3**	**5.2**	**4.1**	**21.4**	**11.9**	**18.9**	**-28.0%**	**-61.7%**	**-44.6%**	**59.3%**
Net income/(loss) applicable to non-controlling Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0				
Net income/(loss) applicable to GAIN Capital Holdings, Inc.	**2.5**	**11.2**	**9.4**	**-1.6**	**0.0**	**5.0**	**3.6**	**2.6**	**4.2**	**5.3**	**5.2**	**4.1**	**21.4**	**11.9**	**18.9**	**-28.0%**	**-61.7%**	**-44.6%**	**59.3%**
Diluted EPS	**$0.06**	**$0.29**	**$0.24**	**-$0.05**	**$0.00**	**$0.13**	**$0.09**	**$0.07**	**$0.11**	**$0.14**	**$0.14**	**$0.11**	**$0.57**	**$0.32**	**$0.50**	**-27.8%**	**-61.3%**	**-44.3%**	**57.8%**
Weighted average common shares outstanding:																			
Basic	33.8	35.5	34.6	34.2	34.5	34.9	35.3	35.3	35.3	35.3	35.3	35.3	34.5	35.0	35.3	0.9%	1.8%	1.3%	0.8%
Diluted	38.9	39.1	38.9	34.2	34.5	38.7	38.6	38.4	38.1	37.8	37.8	37.8	37.8	37.5	37.9	-0.3%	-0.9%	-0.6%	0.9%
Pretax margin (on net revenues)	11.8%	38.0%	32.9%	-17.4%	0.3%	19.2%	16.1%	12.3%	18.2%	21.6%	21.4%	17.7%	21.6%	13.4%	19.8%	-3.1%	-16.9%	-8.3%	6.4%
Effective tax rate	37.2%	37.5%	35.2%	61.9%	NA	28.6%	28.0%	33.5%	33.5%	33.5%	33.5%	33.5%	33.2%	28.5%	33.5%	-0.6%	-7.2%	-4.7%	5.0%
OPERATING METRICS																			
Trading volume (bn)																			
Retail	$403	$357	$448	$366	$385	$341	$279	$286	$314	$330	$330	$313	$1,574	$1,290	$1,288	-18.2%	-37.8%	-18.0%	-0.2%
Institutional	$110	$97	$260	$386	$468	$443	$504	$516	$594	$653	$653	$620	$854	$1,930	$2,520	13.8%	93.7%	126.1%	30.6%
Total	**$513**	**$455**	**$708**	**$753**	**$853**	**$783**	**$782**	**$802**	**$908**	**$983**	**$983**	**$934**	**$2,428**	**$3,221**	**$3,808**	**-0.1%**	**10.5%**	**32.7%**	**18.2%**
Average daily trading volume (bn)																			
Retail	$6.3	$5.4	$6.8	$5.6	$5.9	$5.2	$4.3	$4.4	$4.8	$5.1	$5.1	$4.8	$6.0	$5.0	$5.0	-18.2%	-36.8%	-17.7%	-0.2%
Institutional	$1.7	$1.5	$3.9	$5.9	$7.2	$6.8	$7.7	$7.9	$9.1	$10.0	$10.0	$9.5	$3.3	$7.4	$9.7	13.8%	96.7%	126.9%	30.6%
Total	**$8.0**	**$6.9**	**$10.7**	**$11.6**	**$13.1**	**$12.1**	**$12.0**	**$12.3**	**$14.0**	**$15.1**	**$15.1**	**$14.4**	**$9.3**	**$12.4**	**$14.6**	**-0.1%**	**12.2%**	**33.2%**	**18.2%**
Retail revenue per million traded	$99.0	$151.4	$116.4	$81.3	$76.4	$119.7	$123.1	$110.8	$109.7	$109.7	$109.7	$109.7	$111.7	$105.5	$109.7	2.8%	5.7%	-5.5%	3.9%
Traded retail accounts (1 quarter)	36,570	36,868	36,927	34,019	36,041	36,660	35,377	36,449	37,553	38,691	39,864	41,072	34,019	36,449	41,072	-3.5%	-4.2%	7.1%	12.7%
Client assets	$283.0	$293.1	$286.4	$310.4	$325.9	$320.2	$426.6	$419.1	$411.8	$404.6	$397.5	$390.6	$310.4	$419.1	$390.6	33.2%	49.0%	35.0%	-6.8%

Source: company documents and Sandler O'Neill estimates

APPENDIX

I attest that all of the views expressed in this report accurately reflect my personal views about the security and/ or industry covered by this report as of the date of this report, and that no part of my compensation was, is or will be, directly or indirectly, related to the specific recommendations or views expressed by me in this report. S/Richard Repetto, CFA

I attest that all of the views expressed in this report accurately reflect my personal views about the security and/ or industry covered by this report as of the date of this report, and that no part of my compensation was, is or will be, directly or indirectly, related to the specific recommendations or views expressed by me in this report. S/Mike Adams, CFA

I attest that all of the views expressed in this report accurately reflect my personal views about the security and/or industry covered by this report as of the date of this report, and that no part of my compensation was, is or will be, directly or indirectly, related to the specific recommendations or views expressed by me in this report. S/Nicolas Bos

IMPORTANT DISCLOSURES:

Price Target

Our 12-month price target is $5.

Valuation Methodology

Our price target is based on 10x our 2013 estimate and represents ~1.1x book value per share.

Risk Factors

The rules under which FX brokers operate have changed dramatically in recent years, and they might continue to change, potentially in ways that are negative for GCAP. Recent changes include restrictions on the customer margin and higher firm capital requirements. In certain countries, GCAP might face legal penalties or be forced to cease operations if it is found to operating without a proper authorization. Anything that would diminish retail FX trading activity would likely be negative for GCAP’s revenues, such as lower FX volatility or fewer market-moving events. As a market maker, GCAP trades with parties who could have more timely price information. In addition, latency problems or other technology disruptions could negatively affect customer activity. GCAP’s risk management policies may not be effective and could expose it to risks, such as improperly margining of customer accounts to minimize bad debts. GCAP’s internal controls over financial reporting currently do not meet all of the standards in Section 404 of the Sarbanes-Oxley Act and the company will be required to meet these standards by December 31, 2011.

GAIN Capital Holdings, Inc.	8

Distribution of Ratings/IB Services Firmwide

Sandler O’Neill + Partners

IB Serv./Past 12 Mos.

Rating

Count

Percent

Count

Percent

BUY [B]

151

47.63

39

25.83

HOLD [H]

164

51.74

46

28.05

SELL [S]

2

0.63

0

0.00

Our Ratings System

Sandler O’Neill + Partners, L.P. (“Sandler O’Neill”) currently uses the following three-tiered ratings system:

BUY - In the opinion of our analyst, a stock rated BUY is materially undervalued and represents an attractive investment candidate. The analyst expects the stock to appreciate by more than 10% within the next 12 months.

HOLD - In the opinion of our analyst, a stock rated HOLD is either fairly valued or modestly undervalued. The analyst expects the stock to appreciate between 0% and 10% within the next 12 months.

SELL - In the opinion of our analyst, a stock rated SELL is overvalued and could decline in value within the next 12 months. The potential price decline could be of any magnitude and is quantified by the analyst’s price target.

Research Analyst Compensation Policy

The compensation of Sandler O’Neill’s research analysts is based upon a number of factors, including the firm’s revenues from investment banking and other business activities. No research analyst receives any compensation based upon revenues from any specific investment banking transaction.

Certain Interests in Securities Covered by this Report

Sandler O’Neill generally prohibits research analysts and members of their households from maintaining a financial interest in securities or options of any company that the analyst covers. If Sandler O’Neill was making a market in securities covered by this report at the time this report was published, that fact is disclosed below.

Certain Relationships with Companies Covered in this Report

Sandler O’Neill expects to receive or intends to seek compensation from GAIN Capital Holdings, Inc. for investment banking services in the next three months.

Important Information Regarding the Distribution of this Report in the United Kingdom

This report has been produced by Sandler O’Neill and is being distributed in the United Kingdom (“UK”) by Seymour Pierce Limited (“SPL”). SPL is authorized and regulated in the UK by the Financial Services Authority (“FSA”) to carry out both corporate finance and investment services and is a member of the London Stock Exchange.

Although Sandler O’Neill is under separate ownership from SPL, Sandler O’Neill has appointed SPL as its exclusive distributor of this research in the UK and Sandler O’Neill will be remunerated by SPL by way of a fee.

This report has not been approved for purposes of section 21 of the UK’s Financial Services and Markets Act 2000, and accordingly is only provided in the UK for the use of persons to whom communications can be made without being so approved, as detailed in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Important Information Regarding the Preparation and Use of this Report

This report has been prepared and issued by Sandler O’Neill. The information contained in this report (except information regarding Sandler O’Neill and its affiliates) was obtained from various sources which we believe to be reliable, but we do not guarantee its accuracy or completeness. Additional information is available upon request. The information, opinions or recommendations contained in this report speak only as of the date of this report and are subject to change without notice.

This report does not constitute an offer, or a solicitation of an offer, to buy or sell any securities or other financial instruments, including the securities of companies mentioned in this report. This report has been prepared and circulated for general information only and does not take into account the financial position or particular needs or investment objectives of any individual

GAIN Capital Holdings, Inc.	9

or entity. The securities or strategies discussed in this report may not be suitable for all investors. Investors must make their own determination of the appropriateness of an investment in any securities based on the legal, tax and accounting considerations applicable to such investors and their own investment strategy. Investors are cautioned that statements regarding future prospects may not be realized and that past performance is not necessarily indicative of future performance.

Sandler O’Neill generally prohibits research analysts and members of their households from maintaining a financial interest in securities or options of any company that the analyst covers. Information as to whether Sandler O’Neill was making a market in securities covered by this report at the time this report was published is available by calling the toll-free number referred to above.

This report or any portion thereof may not be reproduced or redistributed by any person for any purpose without the written consent of Sandler O’Neill.

(C) Copyright 2012 Sandler O’Neill + Partners, L.P. All rights reserved.

GAIN Capital Holdings, Inc.	10

RAYMOND JAMES

U.S. Research
Published by Raymond James & Associates

November 2, 2012

GAIN Capital Holdings, Inc.

(GCAP:NYSE)

Patrick O'Shaughnessy, CFA, (312) 612-7687, Patrick.OShaughnessy@RaymondJames.com
Cory Dlugozima, Sr. Res. Assoc., (312) 612-7820, Cory.Dlugozima@RaymondJames.com

Company Comment

Rating
Market Perform 3

Capital Markets

Revenue Captures Drives Another Beat but Questions About Outlook Remain

Recommendation: We maintain our **Market Perform** investment rating on GAIN Capital following the firm's 3Q12 earnings release. While GAIN handily beat the consensus earnings estimate for the quarter, the primary driver of this beat was a higher than expected revenue capture and we are not convinced this level is sustainable. In addition, we struggle to identify a catalyst to improve struggling forex volumes.

- **Strong revenue capture again, but sustainability a question:** GAIN posted retail revenue capture of $123.1 per million traded, roughly in-line with 2Q12's $119.8 but well above the trailing 12 month average of $98.0. Given that market conditions over the past year have continued to deteriorate in terms of trading volumes and market volatility, we struggle to understand the drivers behind the recent improvement and are therefore not comfortable with assuming that the past two quarters' performance can be consistently repeated.
- **Low volatility continuing to weigh on volumes:** The CVIX currency volatility gauge averaged 8.9 in 3Q12, down from 10.4 in 2Q12 and 12.8 in 3Q11. As a result, GAIN continues to see a decline in its customer trading volume, which was down 18% sequentially and 38% from the year-ago quarter. With the CVIX falling even further thus far in 4Q12 (7.8 in October) we believe it prudent to expect continued slow trading activity.
- **Open E Cry, expense management to somewhat offset volume pressures:** On August 31 GAIN closed on its acquisition of Open E Cry, a futures brokerage firm tailored towards active traders. This deal should be modestly accretive and integration appears to be going well. Another positive is that GAIN's operating expenses were down $4.5 million from 3Q11. That said, the majority of this expense reduction ($3.1 million) has come from a reduced marketing budget, which could potentially have negative long-term ramifications.
- **Estimates:** We are lowering our 4Q12 estimate to $0.05 from $0.08 to reflect more near-term caution about trading volumes. However, we are leaving our 2013 EPS estimate largely unchanged, as we expect a lower expense base will offset revenue pressures.

Valuation: Given the earnings volatility inherent in Gain's principal trading business model we believe a 10x P/E multiple is appropriate; this compares to the 11x target multiple we apply to FXCM, which primarily utilizes a lower volatility agency model. Applying a 10x multiple to our forward earnings estimate one year from today (period ending 3Q12) of $0.48 implies a fair value of ~$4.75.

Non-GAAP EPS	Q1 Mar	Q2 Jun	Q3 Sep	Q4 Dec	Full Year	GAAP EPS Full Year	Revenues (mil.)
2011A	$0.06	$0.29	$0.24	$(0.05)	$0.55	$0.40	$148
Old2012E	0.00A	0.13A	0.05	0.08	0.27	0.19	123
New2012E	**0.00A**	**0.13A**	**0.09A**	**0.05**	**0.29**	**0.21**	**122**
Old2013E	0.09	0.11	0.12	0.10	0.43	0.40	134
New2013E	**0.09**	**0.12**	**0.12**	**0.10**	**0.44**	**0.41**	**130**
Old2014E	0.10	0.12	0.12	0.10	0.44	0.42	140
New2014E	**0.12**	**0.14**	**0.14**	**0.12**	**0.53**	**0.49**	**136**

Rows may not add due to rounding. Non-GAAP EPS excludes change in fair value of pre-IPO convertible preferred stock and deal intangible amortization.

Current and Target Price

Current Price (11/1/2012)	$4.55
Target Price:	NM
52-Week Range	$7.50 - $4.25
Suitability	High Risk

Market Data

Shares Out. (mil.)	38.6
Market Cap. (mil.)	$176
Avg. Daily Vol. (10 day)	25,219
Dividend/Yield	$0.20/4.4%
Book Value (09/12)	$4.41
ROE %	8%
LT Debt (mil.)/% Cap.	$0/0%

Earnings & Valuation Metrics

	2011A	2012E	2013E	2014E
P/E Ratios (Non-GAAP)	8.3x	15.7x	10.3x	8.6x
Operating Margins	22.2%	12.4%	18.3%	20.1%

Company Description

GAIN Capital Holdings, Inc., headquartered in Bedminster, New Jersey, is an online provider of foreign exchange (forex) trading and related services. Its customers are primarily retail clients. The firm generally acts as the counterparty to its retail customers' trades and as an agent for trades conducted by its institutional customers.

Please read domestic and foreign disclosure/risk information beginning on page 8 and Analyst Certification on page 8.

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.

International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863

3Q12 earnings beat on retail revenue capture for second consecutive quarter

Actual

RJ Estimate

Consensus

Total GAAP Revenue

$40.0 million

$38.5 million

$38.9 million

Net Revenue (Non-GAAP)

$31.1 million

$29.8 million

N/A

EPS (Non-GAAP)

$0.09

$0.05

$0.04

Source: Thomson Reuters, Raymond James estimates

GAIN Capital reported 3Q12 non-GAAP EPS of $0.09, above our $0.05 estimate and the Street consensus $0.04. Relative to our expectations, and likely the Street’s as well, the earnings beat was primarily driven by a stronger than anticipated retail revenue capture, 3% higher than 2Q12 and 23% above our $100 estimate (roughly consistent with the firm’s trailing-twelve-month average).

Total revenues were $40.0 million, down 12% from the previous quarter but above our $38.5 million estimate and the Street consensus $38.9 million. Total net revenues (non-GAAP), which adjust for trading-related expenses, were $31.1 million, down 15% from 2Q12 but also above our $29.8 million estimate.

Total operating expenses (non-GAAP) were $35.0 million, down 8% from 2Q12 (ex-2Q12 severance payments) and roughly in-line with our expectations. While the majority of GAIN’s expense line items came in above our model (due to the addition of Open E Cry as we did not separately allocate the one-month of expenses during 3Q12), this was essentially offset by lower than anticipated selling and marketing expenses (19% below our model).

Retail revenue capture strong for second consecutive quarter, sustainability remains a question

GAIN’s 3Q12 retail revenue capture was $123 per million dollars traded, a slight uptick from the previous quarter ($120 million) and a significant improvement from 1Q12 when GAIN’s revenue capture hit what we believe to be an all-time low. Management indicated it has not significantly changed its market-making model or expanded its risk limits, instead attributing the improvement to general market fluctuations and short-lived pockets of volatility during the quarter.

Given the inherent volatility in GAIN’s revenue capture – as mentioned above, GAIN is just two quarters away from an all-time low – the continued decline in the trailing-twelve-month revenue capture (down sequentially for the sixth consecutive quarter), and depressed market volatility, we see no reason to change our base-line assumption of a $100 million quarterly revenue capture.

Figure 1: GAIN Retail Trading Revenue per Million

Source: GAIN Capital

Trading environment remains challenging for forex brokers

The volume environment remained relatively challenging for forex brokers during the third quarter, with global central bank interventions and economic, political, and regulatory uncertainties leading to low and stable currency volatility and depressed intra-day price swings (Figures 2 and 3). We note that this is generally consistent with what we’ve seen across asset classes throughout 2012. Given typical seasonal trends, we expect softening volumes during the fourth quarter before a potential bounce-back at the beginning of 2013, although market uncertainties may work to keep the typical early-year rebound in trading relatively modest.

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.
International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863	2

Raymond James U.S. Research

2012. Given typical seasonal trends, we expect softening volumes during the fourth quarter before a potential bounce-back at the beginning of 2013, although market uncertainties may work to keep the typical early-year rebound in trading relatively modest.

Figure 2: Currency Volatility (CVIX)


18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
Jan-11
Mar-11
May-11
Jul-11
Sep-11
Nov-11
Jan-12
Mar-12
May-12
Jul-12
Sep-12

Source: Bloomberg

Figure 3: Average True Range


1.2
1.0
0.8
0.6
0.4
0.2
0.0
Jan-11
Mar-11
May-11
Jul-11
Sep-11
Nov-11
Jan-12
Mar-12
May-12
Jul-12
Sep-12

Source: Bloomberg

GAIN GTX continues to gain traction despite volume headwinds

3Q12 trading volumes on GAIN GTX were up 14% from the previous quarter and up 97% from 3Q11, which we attribute somewhat to more competitive pricing (average revenue per trade was down 13% sequentially) but also increased customer penetration and the recent addition of a 14-person trading team that brought with them an established group of customers.

As Figures 4 and 5 demonstrate, of the over-the-counter (OTC) forex trading platforms we regularly track GAIN GTX was the only one during the third quarter to see a meaningful increase in trading activity, although we note that volumes on GAIN GTX are still significantly lower than that of the other forex platforms included in our analysis. We continue to view the institutional forex market as a long-term, relatively low cost, and high revenue upside opportunity for GAIN.

Figure 4: Forex Platform Y/Y ADV Growth: 3Q12


100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
97%
5%
-4%
-6%
-14%
-25%
-43%
-49%
GAIN GTX
FXall
Thomson
CLS
CME FX futures
Hotspot FX
ICAP EBS
FXCM Pro

Figure 5: Forex Platform Q/Q ADV Growth: 3Q12


20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
14%
1%
0%
-8%
-12%
-14%
-17%
-61%
GAIN GTX
CLS
FXall
CME FX futures
Thomson
Hotspot FX
ICAP EBS
FXCM Pro

Source: Company Reports; Raymond James Research; Note: ADV = average daily volume

Open E Cry a nice addition for GAIN

On August 31 GAIN closed on its acquisition of Open E Cry (OEC), a futures brokerage firm tailored towards active traders. Management indicated OEC's annual run-rate revenues and expenses were around $4 million and $3 million, respectively, implying modest earnings accretion for GAIN.

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.
RAYMOND JAMES®
International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863
3

Importantly for GAIN, based on management commentary it appears the integration process with OEC customers has gone very smoothly with minimal customer attrition. When GAIN announced the acquisition in late-June, it indicated that as of March 31, 2012, OEC had customer assets of $98.3 million and total open accounts of 7,856. As of September 30, 2012, these numbers have grown to $109.7 million and 8,100, respectively, and are a significant part of GAIN’s total customer base, representing 26% of quarter-end client assets and 10% of quarter-end funded accounts.

Bottom-line, we view GAIN’s acquisition of OEC as a relatively low-risk entry into the exchange-traded futures business with nice potential upside through U.S.-based and international expansion as well as improving industry-wide futures volumes.

Management remains disciplined with operating expenses, particularly marketing

Total operating expenses (non-GAAP) were $35.0 million, down 8% from 2Q12 (ex-2Q12 severance payments) and down 11% versus the year-ago period. While the majority of GAIN’s expense line items came in above our model (due to the addition of Open E Cry as we did not separately allocate the one-month of expenses during 3Q12), this was essentially offset by lower than anticipated selling and marketing expenses (19% below our model).

Lower spending can be attributed in part to the relatively depressed volume environment, but also to management’s increased focus on operational efficiencies given ongoing margin compression, offset somewhat by new initiative spending (i.e., GAIN GTX and TRADE). That said, as was true in the previous quarter, the majority of the expense decline can be attributed to lower selling and marketing expenses, which were down 35% from 3Q11 and comprised almost 70% of the year-over-year cost reductions.

We do expect an up-tick in operating expenses during the fourth quarter due a full-quarter from OEC; management indicated OEC’s quarterly run-rate expenses were around $3 million prior to the acquisition. In addition, we anticipate a sequential pick-up in marketing expense as well given the following commentary from GAIN CEO Glenn Stevens:

“In the fourth quarter, we will introduce new marketing campaigns to promote our enhanced retail offering, which features an expanded portfolio of products delivered through our newly introduced platform, TRADE, positioning ourselves to benefit from improved market conditions.”

We should mention that, concurrent with the recent pull-back in marketing spend (projected to decline 28% y/y from 2011) we’ve also seen a decline in organic funded account growth, from an average of 9,500 accounts per quarter in 2009 and 2010 to an average of 6,600 accounts per quarter in 2012. This could also be attributed to a lack of enthusiasm among retail investors to dip their toes into forex given current macro environment, and importantly for GAIN it seems client attrition has slowed in recent quarters (we calculate 35% annualized in 3Q12 versus 44% in 2011 and 49% in 2010). GAIN has also become more efficient in its marketing efforts, with the average cost per account falling to $1,000 year-to-date 2012 from $1,100 on average in 2010 and 2011.

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.
International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863	4

Raymond James U.S. Research

Raymond James U.S. Research

GAIN Capital								
Actual vs. Esimate ($ in 000s)								
3Q12		RJ	Last	Last	Diff. v.	% Change		
	Actual	Esimate	Quarter	Year	Esimate	v. Est	QoQ	YoY
Revenues								
Retail trading revenue	$34,300	$32,403	$40,840	$52,200	$1,897	6%	-16%	-34%
Institutional trading revenue	$4,200	$4,204	$4,228	$1,200	($4)	0%	-1%	250%
Other revenue	$1,400	$2,000	$653	$800	($600)	-30%	114%	75%
Total non-interest revenue	$39,900	$38,607	$45,721	$54,200	$1,293	3%	-13%	-26%
Interest revenue	$100	$100	$198	$100	$0	0%	-49%	0%
Interest expense	$0	($200)	($235)	($400)	$200	-100%	-100%	-100%
Net interest revenue	$100	($100)	($37)	($300)	$200	-200%	-370%	-133%
Total Revenue (GAAP)	$40,000	$38,507	$45,684	$53,900	$1,493	4%	-12%	-26%
Total Net Revenue (Non-GAAP)	$31,100	$29,760	$36,482	$44,000	$1,340	5%	-15%	-29%
Operating Expenses								
Employee comp and benefits	$11,900	$11,220	$13,206	$11,600	$680	6%	-10%	3%
Selling and marketing	$5,700	$7,000	$7,241	$8,800	($1,300)	-19%	-21%	-35%
Trading expenses and commissions	$8,900	$8,747	$9,202	$9,900	$153	2%	-3%	-10%
Bank fees	$800	$750	$894	$1,300	$50	7%	-11%	-38%
Depreciation & amortization	$1,200	$1,005	$1,055	$1,000	$195	19%	14%	20%
Communications & data processing	$800	$760	$805	$700	$40	5%	-1%	14%
Occupancy & equipment	$1,200	$1,045	$1,120	$1,200	$155	15%	7%	0%
Bad debt provision	$0	$65	$175	$200	($65)	NM	NM	NM
Professional fees	$1,600	$1,140	$1,191	$1,900	$460	40%	34%	-16%
Software expense	$1,100	$1,045	$1,097	$1,000	$55	5%	0%	10%
Other	$1,800	$1,500	$2,123	$1,900	$300	20%	-15%	-5%
Total operating expenses (Non-GAAP)	$35,000	$35,627	$38,743	$39,500	($627)	-2%	-10%	-11%
Pre-tax Income (Non-GAAP)	$4,400	$2,155	$5,988	$11,700	$2,245	104%	NM	-62%
Net income (GAAP)	$3,200	$1,433	$4,435	$7,600	$1,767	123%	NM	-58%
Net income (Non-GAAP)	$3,600	$1,915	$5,035	$9,300	$1,685	88%	NM	-61%
Diluted shares (Non-GAAP)	38,561	38,177	38,677	38,916	383	1%	0%	-1%
Diluted EPS (GAAP)	$0.08	$0.04	$0.11	$0.20	$0.05	121%	-28%	-58%
Diluted EPS (Non-GAAP)	$0.09	$0.05	$0.13	$0.24	$0.04	86%	-28%	-61%
Operating Margin (Non-GAAP)	16.1%	9.9%	19.0%	33.2%	6.1%	62%	-15%	-52%
EBITDA Margin (Non-GAAP)	18.0%	10.9%	19.3%	29.3%	7.1%	65%	-7%	-39%
Retail Trading Metrics								
Funded accounts - period end (000s)	82.4	73.2	74.6	77.0	9.2	13%	10%	7%
Total trades (millions)	8.06	8.53	8.98	10.95	-0.5	-5%	-10%	-26%
Trading volume ($ billions)	278.7	324.0	340.8	447.9	-45.3	-14%	-18%	-38%
Revenue per million U.S. $ traded	$123	$100	$120	$116	$23	23%	3%	6%

Source: Company reports, Raymond James estimates

Note: Net revenue excludes trading expenses and commissions

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.

RAYMOND JAMES®

International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863

5

GAIN Capital

Income Statement

2006 2007 2008 2009 2010 2011 Mar-12 Jun-12 Sep-12 Dec-12E 2012 Mar-13E Jun-13E Sep-13E Dec-13E 2013 Mar-14E Jun-14E Sep-14E Dec-14E 2014

($Millions except per share data) Retail Trading Revenue

69 118 186 153 187 176 29 41 34 30 135 33 35 35 33 136 34 36 36 34 140 YoY Change

70% 57% -18% 22% -6% -26% -24% -34% 1% -23% 11% -15% 1% 11% 1% 4% 3% 3% 3% 3%

Less: Trading expenses & commissions

10 10 16 15 26 33 9 9 9 10 37 11 11 11 11 44 11 12 12 11 46 YoY Change

1% 56% -8% 72% 29% 22% 9% -10% 31% 11% 22% 23% 27% 11% 20% 4% 3% 3% 3% 3%

Equals: Net Retail Trading Revenue

59 108 170 138 162 143 21 32 25 20 98 22 24 23 23 92 23 24 24 23 95 YoY Change

82% 58% -18% 17% -12% -37% -31% -40% -9% -31% 7% -26% -8% 11% -7% 4% 3% 3% 3% 3%

Institutional Trading Revenue 0 0 0 0 2 4 4 4 4 5 17 5 5 6 5 21 6 6 6 6 24 YoY Change

259% 390% 250% 262% 283% 36% 27% 31% 15% 27% 17% 11% 8% 8% 11%

Other Trading Revenue 0 0 2 2 1 2 0 1 1 4 6 4 4 4 4 17 4 4 4 4 17

Net Interest Revenue 1 1 (0) (2) (2) (1) (0) (0) 0 0 0 0 0 0 0 0 0 0 0 0 0

Total Revenue (GAAP) 70 119 188 153 189 181 33 46 40 39 158 42 45 45 43 175 44 46 46 45 181

Total Net Revenue (Non-GAAP)

60 109 172 138 163 148 25 36 31 29 122 32 33 33 32 130 33 34 34 33 136 YoY Change

81% 58% -19% 18% -9% -26% -23% -29% 22% -18% 29% -9% 7% 10% 7% 5% 4% 3% 3% 4%

Marketing Expense 13 22 29 36 38 36 7 7 6 6 26 6 6 6 6 24 6 6 6 6 24

Total OpEx (ex-trading expenses) 39 57 87 100 109 116 24 30 26 26 106 27 27 27 27 107 27 27 27 27 108 YoY Change

46% 54% 15% 10% 6% -16% 1% -12% -7% -8% 8% -10% 2% 2% 0% 2% 2% 2% 2% 2%

Pre-tax Income (Non-GAAP)

21 52 85 39 53 23 (2) 6 4 2 11 4 6 6 5 22 6 7 7 6 25

Net Income (GAAP) (50) (135) 231 28 37 16 (1) 4 3 2 8 3 4 4 4 15 4 5 5 4 18

Net income (Non-GAAP) 12 31 50 26 34 21 0 5 4 2 11 4 5 5 4 17 4 5 5 4 19 YoY Change

150% 62% -47% 29% -37% -94% -55% -61% -229% -49% 2228% -8% 28% 89% 54% 25% 13% 10% 12% 15% Diluted EPS (GAAP) $(3.30) $(8.98) $15.42 $0.75 $1.00 $0.40 $(0.04) $0.11 $0.08 $0.04 $0.21 $0.08 $0.11 $0.11 $0.10 $0.41 $0.11 $0.13 $0.13 $0.11 $0.49

Diluted EPS (Non-GAAP) $0.30 $0.75 $1.21 $0.71 $0.90 $0.55 $0.00 $0.13 $0.09 $0.05 $0.29 $0.09 $0.12 $0.12 $0.10 $0.44

$0.12 $0.14 $0.14 $0.12 $0.53 YoY Change

150% 62% -42% 27% -39% -93% -55% -61% -215% -47% 2015% -5% 32% 95% 54% 29% 17% 14% 15% 18%

Shares Outstanding (Non-GAAP)

41.1 41.1 41.1 37.3 37.7 39.0 34.5 38.7 38.6 38.3 37.5 38.0 37.7 37.4 37.1 37.5 36.8 36.5 36.2 35.9 36.3

Percent of Net Revenue Retail Trading Revenue 98.4% 98.9% 98.8% 100.0% 98.9% 96.2% 84.4% 86.7% 81.7% 69.2% 80.7% 70.1% 70.8% 70.4% 69.9% 70.3% 69.1% 70.2% 70.1% 69.6% 69.7%

Institutional Trading Revenue 0.0% 0.0% 0.0% 0.0% 1.2% 3.0% 15.3% 11.6% 13.5% 16.0% 13.9% 16.1% 16.1% 16.6% 16.7%

16.4% 17.8% 17.2% 17.3% 17.4% 17.4%

Other Revenue 5.2% 4.6% 2.1% 0.2% 0.2% 0.4% 0.4% 0.5% 0.3% 0.3% 0.4% 0.3% 0.3% 0.3% 0.3% 0.3% 0.3% 0.3% 0.3% 0.3% 0.3%

Net Interest Revenue 1.2% 0.7% -0.2% -1.6% -1.0% -0.6% -0.3% -0.1% 0.3% 0.3% 0.1% 0.3% 0.3% 0.3% 0.3% 0.3% 0.3% 0.3% 0.3% 0.3% 0.3%

Operating Margin (Non-GAAP) 35.5% 48.0% 49.4% 29.0% 33.7% 22.2% 0.3% 19.0% 16.1% 10.5% 12.4% 16.1% 19.9% 19.7%

17.1% 18.3% 19.2% 21.7% 21.1% 18.5% 20.1%

EBITDA Margin (Non-GAAP) 37.0% 49.7% 50.8% 31.0% 35.1% 18.9% -3.3% 19.3% 18.0% 12.1% 12.7% 17.6% 22.2% 22.1% 19.5% 20.4% 21.5% 24.0% 23.4% 20.9% 22.5%

Retail Trading Metrics Total Trades (millions)

N/A N/A N/A 25.7 31.7 39.2 9.3 9.0 8.1 8.1 34.4 8.7 9.3 9.3 8.9 36.2 9.1 9.6 9.5 9.2 37.3 YoY Change

24% 23% 3% -4% -26% -18% -12% -6% 4% 15% 11% 5% 4% 3% 3% 3% 3% Average Trade Size ($000s) N/A N/A N/A 48.5 41.8

40.2 41.4 38.0 34.6 37.5 37.9 37.5 37.5 37.5 37.5 37.5 37.5 37.5 37.5 37.5 37.5 YoY Change

-14% -4% -7% 0% -15% 1% -6% -10% -1% 8% 0% -1% 0% 0% 0% 0% 0% Trading Volume ($ billions) 447 675 1,499 1,247 1,325

1,574 385 341 279 302 1,307 328 349 347 335 1,358 341 359 357 344 1,401

YoY Change

51% 122% -17% 6% 19% -4% -5% -38% -18% -17% -15% 2% 24% 11% 4% 4% 3% 3% 3% 3% Revenue per Million 155 175 124 123 142 112 76 120 123 100 105 100 100 100 100 100 100 100 100 100 100 YoY Change -29% -1% 15% -21% -23% -21% 6%

23% -6% 31% -17% -19% 0% -5% 0% 0% 0% 0% 0%

Source: GAIN Capital, Raymond James estimates

Notes: Trade frequency defined as trades per funded account per day

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.

International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863

25

Raymond James U.S. Research

Company Citations Company Name	Ticker	Exchange	Currency	Closing Price	RJ Rating	RJ Entity
FXCM Inc.	FXCM	NYSE		$9.11	2	RJ & Associates

Notes: Prices are as of the most recent close on the indicated exchange and may not be in US$. See Disclosure section for rating definitions. Stocks that do not trade on a U.S. national exchange may not be approved for sale in all U.S. states. NC=not covered.

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.
International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863	7

Raymond James U.S. Repsearch

Important Investor Disclosures

Raymond James & Associates (RJA) is a FINRA member firm and is responsible for the preparation and distribution of research created in the United States. Raymond James & Associates is located at The Raymond James Financial Center, 880 Carillon Parkway, St. Petersburg, FL 33716, (727) 567-1000. Non-U.S. affiliates, which are not FINRA member firms, include the following entities which are responsible for the creation and distribution of research in their respective areas; In Canada, Raymond James Ltd. (RJL), Suite 2100, 925 West Georgia Street, Vancouver, BC V6C 3L2, (604) 659-8200; In Latin America, Raymond James Latin America (RJLatAm), Ruta 8, km 17, 500, 91600 Montevideo, Uruguay, 00598 2 518 2033; In Europe, Raymond James Euro Equities, SAS (RJEE), 40, rue La Boetie, 75008, Paris, France, +33 1 45 61 64 90.

This document is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident of or located in any locality, state, country, or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation. The securities discussed in this document may not be eligible for sale in some jurisdictions. This research is not an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. It does not constitute a personal recommendation or take into account the particular investment objectives, financial situations, or needs of individual clients. Past performance is not a guide to future performance, future returns are not guaranteed, and a loss of original capital may occur. Investors should consider this report as only a single factor in making their investment decision.

For clients in the United States: Investing in securities of issuers organized outside of the U.S., including ADRs, may entail certain risks. The securities of non-U.S. issuers may not be registered with, nor be subject to the reporting requirements of, the U.S. Securities and Exchange Commission. There may be limited information available on such securities. Investors who have received this report may be prohibited in certain states or other jurisdictions from purchasing the securities mentioned in this report. Please ask your Financial Advisor for additional details.

The information provided is as of the date above and subject to change, and it should not be deemed a recommendation to buy or sell any security. Certain information has been obtained from third-party sources we consider reliable, but we do not guarantee that such information is accurate or complete. Persons within the Raymond James family of companies may have information that is not available to the contributors of the information contained in this publication. Raymond James, including affiliates and employees, may execute transactions in the securities listed in this publication that may not be consistent with the ratings appearing in this publication.

Additional information is available on request.

Analyst Information

Registration of Non-U.S. Analysts: The analysts listed on the front of this report who are not employees of Raymond James & Associates, Inc., are not registered/qualified as research analysts under FINRA rules, are not associated persons of Raymond James & Associates, Inc., and are not subject to NASD Rule 2711 and NYSE Rule 472 restrictions on communications with covered companies, public companies, and trading securities held by a research analyst account.

Analyst Holdings and Compensation: Equity analysts and their staffs at Raymond James are compensated based on a salary and bonus system. Several factors enter into the bonus determination including quality and performance of research product, the analyst’s success in rating stocks versus an industry index, and support effectiveness to trading and the retail and institutional sales forces. Other factors may include but are not limited to: overall ratings from internal (other than investment banking) or external parties and the general productivity and revenue generated in covered stocks.

The views expressed in this report accurately reflect the personal views of the analyst(s) covering the subject securities. No part of said person’s compensation was, is, or will be directly or indirectly related to the specific recommendations or views contained in this research report. In addition, said analyst has not received compensation from any subject company in the last 12 months.

Ratings and Definitions

Raymond James & Associates (U.S.) definitions

Strong Buy (SB1) Expected to appreciate, produce a total return of at least 15%, and outperform the S&P 500 over the next six to 12 months. For higher yielding and more conservative equities, such as REITs and certain MLPs, a total return of at least 15% is expected to be realized over the next 12 months.

Outperform (MO2) Expected to appreciate and outperform the S&P 500 over the next 12-18 months. For higher yielding and more conservative equities, such as REITs and certain MLPs, an Outperform rating is used for securities where we are comfortable with the relative safety of the dividend and expect a total return modestly exceeding the dividend yield over the next 12-18 months.

Market Perform (MP3) Expected to perform generally in line with the S&P 500 over the next 12 months.

Underperform (MU4) Expected to underperform the S&P 500 or its sector over the next six to 12 months and should be sold.

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.
International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863	8

Raymond James U.S. Research

Suspended (S) The rating and price target have been suspended temporarily. This action may be due to market events that made coverage impracticable, or to comply with applicable regulations or firm policies in certain circumstances, including when Raymond James may be providing investment banking services to the company. The previous rating and price target are no longer in effect for this security and should not be relied upon.

Raymond James Ltd. (Canada) definitions

Strong Buy (SB1) The stock is expected to appreciate and produce a total return of at least 15% and outperform the S&P/TSX Composite Index over the next six months.

Outperform (MO2) The stock is expected to appreciate and outperform the S&P/TSX Composite Index over the next twelve months.

Market Perform (MP3) The stock is expected to perform generally in line with the S&P/TSX Composite Index over the next twelve months and is potentially a source of funds for more highly rated securities.

Underperform (MU4) The stock is expected to underperform the S&P/TSX Composite Index or its sector over the next six to twelve months and should be sold.

Raymond James Latin American rating definitions

Strong Buy (SB1) Expected to appreciate and produce a total return of at least 25.0% over the next twelve months.

Outperform (MO2) Expected to appreciate and produce a total return of between 15.0% and 25.0% over the next twelve months.

Market Perform (MP3) Expected to perform in line with the underlying country index.

Underperform (MU4) Expected to underperform the underlying country index.

Suspended (S) The rating and price target have been suspended temporarily. This action may be due to market events that made coverage impracticable, or to comply with applicable regulations or firm policies in certain circumstances, including when Raymond James may be providing investment banking services to the company. The previous rating and price target are no longer in effect for this security and should not be relied upon.

Raymond James Euro Equities, SAS rating definitions

Strong Buy (1) Expected to appreciate, produce a total return of at least 15%, and outperform the Stoxx 600 over the next 6 to 12 months.

Outperform (2) Expected to appreciate and outperform the Stoxx 600 over the next 12 months.

Market Perform (3) Expected to perform generally in line with the Stoxx 600 over the next 12 months.

Underperform (4) Expected to underperform the Stoxx 600 or its sector over the next 6 to 12 months.

Suspended (S) The rating and target price have been suspended temporarily. This action may be due to market events that made coverage impracticable, or to comply with applicable regulations or firm policies in certain circumstances, including when Raymond James may be providing investment banking services to the company. The previous rating and target price are no longer in effect for this security and should not be relied upon.

In transacting in any security, investors should be aware that other securities in the Raymond James research coverage universe might carry a higher or lower rating. Investors should feel free to contact their Financial Advisor to discuss the merits of other available investments.

Rating Distributions

	Coverage Universe Rating Distribution				Investment Banking Distribution
	RJA	RJL	RJ LatAm	RJEE	RJA	RJL	RJ LatAm	RJEE
Strong Buy and Outperform (Buy)	51%	67%	27%	53%	19%	36%	0%	0%

Market Perform (Hold)	41%	31%	61%	36%	9%	16%	2%	0%

Underperform (Sell)	7%	2%	12%	11%	0%	60%	0%	0%

Suitability Categories (SR)

For stocks rated by Raymond James & Associates only, the following Suitability Categories provide an assessment of potential risk factors for investors. Suitability ratings are not assigned to stocks rated Underperform (Sell). Projected 12-month price targets are assigned only to stocks rated Strong Buy or Outperform.

Total Return (TR) Lower risk equities possessing dividend yields above that of the S&P 500 and greater stability of principal.

Growth (G) Low to average risk equities with sound financials, more consistent earnings growth, at least a small dividend, and the potential for long-term price appreciation.

Aggressive Growth (AG) Medium or higher risk equities of companies in fast growing and competitive industries, with less predictable earnings and acceptable, but possibly more leveraged balance sheets.

High Risk (HR) Companies with less predictable earnings (or losses), rapidly changing market dynamics, financial and competitive issues, higher price volatility (beta), and risk of principal.

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.
International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863	9

Raymond James U.S. Research

Venture Risk (VR) Companies with a short or unprofitable operating history, limited or less predictable revenues, very high risk associated with success, and a substantial risk of principal.

Raymond James Relationship Disclosures

Raymond James expects to receive or intends to seek compensation for investment banking services from the subject companies in the next three months.

Company Name	Disclosure

FXCM Inc.	Raymond James & Associates received non-investment banking securities-related compensation from FXCM within the past 12 months.

Stock Charts, Target Prices, and Valuation Methodologies

Valuation Methodology: The Raymond James methodology for assigning ratings and target prices includes a number of qualitative and quantitative factors including an assessment of industry size, structure, business trends and overall attractiveness; management effectiveness; competition; visibility; financial condition, and expected total return, among other factors. These factors are subject to change depending on overall economic conditions or industry- or company-specific occurrences. Only stocks rated Strong Buy (SB1) or Outperform (MO2) have target prices and thus valuation methodologies.

Target Prices: The information below indicates our target price and rating changes for GCAP stock over the past three years.

Valuation Methodology: We believe price-to-earnings is the generally accepted method to value online brokerage firms.

The information below indicates target price and rating changes for other subject companies included in this research.

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.
International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863	10

Raymond James U.S. Research

Valuation Methodology: We believe price-to-earnings is the generally accepted method to value online brokerage firms. We also believe EV/EBITDA can be a useful methodology, particularly for firms that have strong cash positions and/or minimal corporate debt.

Risk Factors

General Risk Factors: Following are some general risk factors that pertain to the projected target prices included on Raymond James research: (1) Industry fundamentals with respect to customer demand or product / service pricing could change and adversely impact expected revenues and earnings; (2) Issues relating to major competitors or market shares or new product expectations could change investor attitudes toward the sector or this stock; (3) Unforeseen developments with respect to the management, financial condition or accounting policies or practices could alter the prospective valuation; or (4) External factors that affect the U.S. economy, interest rates, the U.S. dollar or major segments of the economy could alter investor confidence and investment prospects. International investments involve additional risks such as currency fluctuations, differing financial accounting standards, and possible political and economic instability.

Specific Investment Risks Related to the Industry or Issuer

Industry Risk Factors

The key risk factor for securities firms in our coverage list is that they are predominantly volume sensitive. When trading volumes are strong for the markets, earnings will be comparatively stronger than when market volumes are weak. Additionally, pricing trends for execution services, in most cases, have been negative over the last several years, and there is little reason to believe that trend will change. Finally, securities trading is a regulated industry, so participants must maintain minimum capital ratios and, more importantly, must uphold legal and ethical standards in dealing with their clients and each other.

Company-Specific Risks for GAIN Capital Holdings, Inc.

Operating in Non-Regulated Jurisdictions

A large percentage of GAIN’s trading volume is currently derived from customers based in countries that do not currently have any foreign exchange oversight. Trading volume for 2010 with customers residing in jurisdictions in which GAIN was not licensed or authorized by governmental bodies and/or self-regulatory organizations was in the aggregate about 35% of total customer trading volume.

High Customer Attrition Rates

High leverage (up to 200:1) often results in poor client trading performance and profitability, both of which can result in high client attrition rates. We believe that overall annual client attrition rates are in the neighborhood of 50% for GAIN Capital. This is much higher than the 5-10% typically posted by equity and options retail brokers and calls into question the sustainability of net new account growth if and when gross new account intake begins to slow.

Potential for Lower Leverage Limits

While we believe that in the long run the potential for lower leverage limits will benefit GAIN and the industry, in the short run, lowered leverage limits reduce the firm’s average trade size. Since GAIN’s revenue is a function of total traded volume, unless customers increase their trade frequency to offset smaller trade sizes, lower leverage limits will also reduce GAIN’s revenue.

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.
International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863	11

Raymond James U.S. Research

Lack of Pricing Transparency

As an OTC-traded product, there is no central limit order book in foreign exchange trading where customers can have independent pricing information and see real-time best bids and offers. Customers are dependent upon their broker to obtain “best execution” on their behalf. There is a perception among some retail customers that the broker may not be offering the best possible prices.

Credit Card Funding

Approximately 38% of GAIN’s customer deposits were funded using credit cards through the year ended 2010. Credit card funding is typically not allowed as a method to fund securities accounts, and if regulatory agencies were to stop allowing this funding method, we anticipate that new account growth would slow substantially.

Company-Specific Risks for FXCM Inc.

Operating in Non-Regulated Jurisdictions

The majority of FXCM’s trading volume is currently derived from customers based in countries that do not currently have any foreign exchange oversight. Trading volume for 2011 with customers resident in jurisdictions in which FXCM was not licensed or authorized by governmental bodies and/or self-regulatory organizations was in the aggregate about 48% of total customer trading volume. What this means is that if a country such as China were to say that it were no longer going to allow its residents to trade foreign exchange currency it could have a substantial and negative impact on FXCM’s revenues.

High Customer Attrition Rates

High leverage (up to 200:1) often results in poor client trading performance and profitability, both of which can result in high client attrition rates. We believe that overall client attrition rates are in the range of 20-25% for FXCM annually, with Micro accounts suffering from attrition greater than 50% while Standard accounts have attrition rates of around 10%. We understand that FXCM’s overall attrition trend has been improving, which may largely be a function of the stronger relative growth of Standard accounts vs. Micro accounts over the last two years. However, 20-25% attrition is much higher than the 5-10% typically posted by equity and equity options retail brokers, and calls into question the sustainability of net new account growth if and when gross new account intake begins to slow.

Potential for Lower Leverage Limits

While we believe that in the long run the potential for lower leverage limits will benefit FXCM and the industry, in the short run lowered leverage limits reduce the firm’s average trade size. Since FXCM’s revenue is a function of total traded volume, unless customers increase their trade frequency to offset smaller trade sizes, lower leverage limits will also reduce FXCM’s revenue.

Lack of Pricing Transparency

As an OTC-traded product, there is no central limit order book in foreign exchange trading where customers can have independent pricing information and see real-time best bids and offers. Customers are dependent upon their broker to obtain “best execution” on their behalf. There is a perception among some retail customers that the broker may not be offering the best possible prices, although FXCM’s agency-only business model is aimed at reducing this concern.

Additional Risk and Disclosure information, as well as more information on the Raymond James rating system and suitability categories, is available at rjcapitalmarkets.com/Disclosures/index. Copies of research or Raymond James’ summary policies relating to research analyst independence can be obtained by contacting any Raymond James & Associates or Raymond James Financial Services office (please see raymondjames.com for office locations) or by calling 727-567-1000, toll free 800-237-5643 or sending a written request to the Equity Research Library, Raymond James & Associates, Inc., Tower 3, 6th Floor, 880 Carillon Parkway, St. Petersburg, FL 33716.

For clients in the United Kingdom:

For clients of Raymond James & Associates (London Branch) and Raymond James Financial International Limited (RJFI): This document and any investment to which this document relates is intended for the sole use of the persons to whom it is addressed, being persons who are Eligible Counterparties or Professional Clients as described in the FSA rules or persons described in Articles 19(5) (Investment professionals) or 49(2) (High net worth companies, unincorporated associations etc) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) or any other person to whom this promotion may lawfully be directed. It is not intended to be distributed or passed on, directly or indirectly, to any other class of persons and may not be relied upon by such persons and is therefore not intended for private individuals or those who would be classified as Retail Clients.

For clients of Raymond James Investment Services, Ltd.: This report is for the use of professional investment advisers and managers and is not intended for use by clients.

For purposes of the Financial Services Authority requirements, this research report is classified as independent with respect to conflict of interest management. RJA, RJFI, and Raymond James Investment Services, Ltd. are authorised and regulated by the Financial Services Authority in the United Kingdom.

For clients in France:

This document and any investment to which this document relates is intended for the sole use of the persons to whom it is addressed, being persons who are Eligible Counterparties or Professional Clients as described in “Code Monétaire et Financier” and Règlement

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.
International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863	12

Raymond James U.S. Research

Général de l’Autorité des Marchés Financiers. It is not intended to be distributed or passed on, directly or indirectly, to any other class of persons and may not be relied upon by such persons and is therefore not intended for private individuals or those who would be classified as Retail Clients.

For institutional clients in the European Economic Area (EEA) outside of the United Kingdom:

This document (and any attachments or exhibits hereto) is intended only for EEA institutional clients or others to whom it may lawfully be submitted.

Raymond James International and Raymond James Euro Equities are authorized by the Autorité de Contrôle Prudentiel in France and regulated by the Autorité de Contrôle Prudentiel and the Autorité des Marchés Financiers.

For Canadian clients:

This report is not prepared subject to Canadian disclosure requirements, unless a Canadian analyst has contributed to the content of the report. In the case where there is Canadian analyst contribution, the report meets all applicable IIROC disclosure requirements.

For Latin American clients:

Registration of Brazil-based Analysts: In accordance with Regulation #483 issued by the Brazil Securities and Exchange Commission (CVM) in October 2010, all lead Brazil-based Research Analysts writing and distributing research are CNPI certified as required by Art. 1 of APIMEC’s Code of Conduct (www.apimec.com.br/supervisao/codigodeconduta). They abide by the practices and procedures of this regulation as well as internal procedures in place at Raymond James Brasil S.A. A list of research analysts accredited with the APIMEC can be found on the webpage (www.apimec.com.br/ certificacao/Profissionais Certificados).

Non-Brazil-based analysts writing Brazil research and or making sales efforts with the same are released from these APIMEC requirements as stated in Art. 20 of CVM Instruction #483, but abide by recognized Codes of Conduct, Ethics and Practices that comply with Articles 17, 18, and 19 of CVM Instruction #483.

Proprietary Rights Notice: By accepting a copy of this report, you acknowledge and agree as follows:

This report is provided to clients of Raymond James only for your personal, noncommercial use. Except as expressly authorized by Raymond James, you may not copy, reproduce, transmit, sell, display, distribute, publish, broadcast, circulate, modify, disseminate or commercially exploit the information contained in this report, in printed, electronic or any other form, in any manner, without the prior express written consent of Raymond James. You also agree not to use the information provided in this report for any unlawful purpose. This is RJA client releasable research

This report and its contents are the property of Raymond James and are protected by applicable copyright, trade secret or other intellectual property laws (of the United States and other countries). United States law, 17 U.S.C. Sec.501 et seq, provides for civil and criminal penalties for copyright infringement.

© 2012 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC. All rights reserved.
International Headquarters: The Raymond James Financial Center | 880 Carillon Parkway | St. Petersburg, Florida 33716 | 800-248-8863	13

Capital Markets - Company Report	November 2, 2012

J | M | P SECURITIES

David Trone
dtrone@jmpsecurities.com
(212) 906-3525

Steven Fu, CFA
sfu@jmpsecurities.com
(415) 835-3995

Capital Markets - *Company Report* November 2, 2012

GAIN Capital Holdings, Inc. (1)

3Q12 Earnings Beat Expectations; Maintaining Estimates

MARKET PERFORM GCAP $4.55

Price	$4.55
Target Price	N/A
52-Wk Range	$4.25 - $7.50
Shares Out. (M)	39.0
Market Cap. (M)	$177
Average Daily Vol. (000)	26.4
Float (M)	32.9
Secular Growth Rate	15%
ROE	7.5%
Tangible BV/Share	$3.77
Dividend	$0.20
Dividend Yield	4.4%

FY Dec		2011A	2012E	2013E
Revenue (M)	1Q	$40.4	$33.2A	--
	2Q	$55.6	$45.7A	--
	3Q	$53.9	$40.0A	--
	4Q	$31.6	$42.6	--
	FY	**$181.5**	**$161.5**	**$180.1**
		2011A	**2012E**	**2013E**
EPS	1Q	$0.04	($0.04)A	--
	2Q	$0.26	$0.12A	--
	3Q	$0.20	$0.08A	--
	4Q	($0.10)	$0.10	--
	FY	**$0.42**	**$0.27**	**$0.50**
	P/E	10.9x	16.8x	9.1x
	Previous FY	--	$0.24	NC
	CY	**$0.42**	**$0.27**	**$0.50**
	P/E	10.9x	16.8x	9.1x

NC indicates no change to previous estimate. NE indicates no previous estimate.

Source: Company reports and JMP Securities LLC

INVESTMENT HIGHLIGHTS

- **GAIN Capital (Market Perform) reported 3Q12 EPS of $0.08, $0.03 above our est.** Revenue was 1% above our estimate and expenses were 3% lower, reflecting the firm's cost discipline. Management has made progress on its revenue diversification efforts, due to the acquisition of OEC and continued to ramp the institutional platform. Management noted that trading conditions QTD remain substantially similar to 3Q12, thus we are making no change to our forward estimates. We are reiterating our Market Perform rating until we see further evidence of the firm's diversification efforts and more earnings consistency, which should enable us to better gauge the underlying earnings power of the franchise.
- **Revenue fell 12% sequentially** to $34.3 mil., driven by softness in retail activity. Retail volume of $278.8 bil. fell 18% from 2Q12 and was 19% below our est., but PnL per mil. rose 3% to $123.1 and was 20% above our est. Thus, retail trading rev. fell 16% from 2Q12 and was 3% below our est. On the other hand, instl. trading rev. was flattish at $4.2 mil. (vs. our $3.9 mil. est.) as volume of $503.7 bil. rose 14% (17% above our est.), but PnL per mil. fell 12% and missed our est. by 7%.
- **Core expenses decreased 9% sequentially** to $35.6 mil. and were 3% below our est., driven by the firm's cost reduction efforts and seasonally lower marketing spend. Comp declined 10% (as the prior quarter was impacted by a true-up) and was 3% below our forecast. Meanwhile, non-comp (excluding 2Q12's restructuring charge), fell 8% and was 4% below our est. Thus, the PTOM was 11%, down from 14.4% (core basis) in 2Q12 and better than our 6.7% expectation.
- **Account metrics benefit from OEC acquisition.** New retail accounts of 6.1K declined 11% sequentially and the number of traded accounts decreased 3% to 35.4K. However, funded accounts rose 10% to 82.4K, thanks to 8.1K of OEC accounts (organic funded accounts were flattish). In addition, client assets increased 33% to $426.6 mil., although on an organic basis client assets declined 1%.
- **Progress on the diversification front.** In 3Q12, the institutional platform gained market share and contributed 10% of rev., the newly acquired OEC contributed 3% of revenue, and the core retail FX business accounted for about 87% of 3Q12 revenue. However, on a pro forma, full-year basis, the revenue split would be 84% retail OTC, 8% exchange, and 8% institutional. This represents modest progress towards management's long-term goal of 50% retail OTC/25% exchange/25% instl. split. Mgmt continues to look for acquisition opportunities to build scale in retail and futures and diversify its product set and has about $144 mil. of dry powder available and a full pipeline of opportunities.

FOR DISCLOSURE AND FOOTNOTE INFORMATION, REFER TO THE JMP FACTS AND DISCLOSURES SECTION

FIGURE 1: Historical Retail Trading Metrics

Source: Company reports and JMP Securities LLC

FIGURE 2: Historical Retail Client Metrics

Source: Company reports and JMP Securities LLC

2

INVESTMENT RISKS

The stock of GAIN Capital has a number of investment risks. One general issue is that GAIN is a small-cap stock, thus the trading volatility is very high. Naturally, like any securities industry stock, GAIN’s fortunes will be heavily linked to general economic and financial market conditions. Company-specific risks are as follows:

Relatively short client engagement periods. GAIN has a fairly high attrition rate and, thus, a relatively short client life of about two years. We believe this is more reflective of industry-wide dynamics rather than client disapproval of GAIN’s platform.

Almost completely captive to FX market conditions. Another risk is GAIN’s lack of diversification in its business model where it generates essentially all of its revenue from its FX trading operations. This leaves the firm significantly exposed to any factors that could negatively impact its FX trading volume or pricing.

GAIN’s global footprint exposes it to different regulatory schemes. With clients in over 140 countries worldwide, GAIN must navigate each jurisdiction’s regulatory framework, which can prove challenging.

Currency exposures resulting from GAIN’s differentiated business model. GAIN’s managed flow model leaves the firm with some modest exposure to currency price volatility.

COMPANY DESCRIPTION

Founded in 1999, GAIN Capital is an online technology-based provider of retail and institutional foreign exchange (forex) trading and related services. Retail and institutional clients receive 24-hour, five days a week direct access to the global OTC foreign exchange markets while retail clients are also offered access to other global markets (commodities and equity indices) via contracts-for-difference (CFDs).

3

J | M | P
SECURITIES

JMP FACTS AND DISCLOSURES

Analyst Certification:
The research analyst(s) who prepared this report does/do hereby certify that the views presented in this report are in accordance with my/our personal views on the securities and issuers discussed in this report. As mandated by SEC Regulation AC no part of my/our compensation was, is or will be directly or indirectly related to the specific views or recommendations expressed herein. This certification is made under the obligations set forth in SEC Regulation AC. Any other person or entity may not use it for any other purpose. This certification is made based on my/our analysis on the date of this report's publication. I/We assume no obligation to update this certification to reflect any facts, circumstances or events that may subsequently come to my/our attention. Signed David Trone, Steven Fu, CFA

Publicly Traded Companies Covered by JMP and Mentioned in This Report (as of November 1, 2012):

Company	Disclosures
GAIN Capital Holdings, Inc.	(1)

JMP Securities Disclosure Definitions:
(1) JMP Securities currently makes a market in this security. (2) JMP Securities has received compensation for banking or other services rendered to this company in the past 12 months. (3) JMP Securities was manager or co-manager of a public offering for this company in the past 12 months. (4) JMP Securities participated as an underwriting or selling group member of a public offering by this company in the past 12 months. (5) JMP Securities and/or its affiliates have obtained a position of at least 1% in the equity securities of this company during the ordinary course of its/their business/investments. (6) An officer of JMP Securities is a director or officer of this company. (7) The analyst covering this company (as defined in NASD Rule 2711) or a member of the analyst's household has a financial interest in this company. (8) The analyst covering this company or a member of the analyst's household serves as an officer, director, or advisory board member of this company. (9) The analyst covering this company has had discussions of employment with the company.

JMP Securities Investment Opinion Definitions:
Market Outperform (MO): JMP Securities expects the stock price to outperform relevant market indices over the next 12 months.
Market Perform (MP): JMP Securities expects the stock price to perform in line with relevant market indices over the next 12 months.
Market Underperform (MU): JMP Securities expects the stock price to underperform relevant market indices over the next 12 months.

JMP Securities Research Ratings and Investment Banking Services: (as of October 2, 2012)

JMP Rating	Regulatory Equivalent	# Co's Under Coverage	% of Total	Regulatory Rating	# Co's Under Coverage	% of Total	# Co's Receiving IB Services in Past 12 Months	% of Co's With This Rating
Market Outperform	Buy	225	60%	Buy	225	60%	63	28%
Market Perform	Hold	136	37%	Hold	136	37%	15	11%
Market Underperform	Sell	12	3%	Sell	12	3%	0	0%
TOTAL:		373	100%		373	100%	78	21%

Stock Price Chart of Rating and Target Price Changes:
Note: First annotation denotes initiation of coverage or 3 years, whichever is shorter. If no target price is listed, then the target price is N/A. In accordance with NASD Rule 2711, the chart(s) below reflect(s) price range and any changes to the rating or price target as of the end of the most recent calendar quarter. The action reflected in this note is not annotated in the stock price chart. Source: Jovus and JMP Securities.


GCAP
Closing Price ($)
Q3
2010
Q1
Q2
Q3
2011
Q1
Q2
Q3
2012
Q1
Q2
Q3

JMP Disclaimer:
JMP Securities LLC (the "Firm") compensates research analysts, like other Firm employees, based on the Firm's profitability, which includes revenues from the Firm's institutional sales, trading, and investment banking departments as well as on the quality of the services and activities performed that are intended to benefit the Firm's institutional clients. These data have been prepared by JMP Securities LLC for informational purposes only and are based on information available to the public from sources that we believe to be reliable, but we do not guarantee their accuracy or completeness. Any opinions and projections expressed herein reflect our judgment at this date and are subject to change without notice. These data are neither intended nor should be considered as an offer to sell or a solicitation or a basis for any contract for the purchase of any security or other financial product. JMP Securities LLC, its affiliates, JMP Group LLC, Harvest Capital Strategies LLC, and their respective partners, directors, officers, and associates may have a long or short position in, may act as a market maker for, or may purchase or sell a position in the securities mentioned herein. JMP Securities LLC or its affiliates may be performing, have performed, or seek to perform investment banking, advisory, or other services and may have acted as manager or co-manager for a public offering of securities for any company mentioned herein. The reader should assume that JMP Securities LLC will solicit business from the company covered in this report. Members of our Sales and Trading Department provide oral and/or written market opinions and trading strategies to our clients that reflect their personal opinions about stocks that are the subject of the firm's research reports. Our research analysts discuss trading strategies with clients and complete surveys from clients that sometimes reflect short-term expectations for the price of the securities that are the subject of research reports. Those trading strategies and survey responses are distinct from the analysts' fundamental rating for the stock, which is based upon the analysts' view compared to other stocks under coverage for the relevant time period. © Copyright 2012. All rights reserved by JMP Securities LLC. JMP Securities LLC is a member of BATS, FINRA, NASDAQ, and SIPC.

4

JMP SECURITIES LLC

600 Montgomery Street, Suite 1100, San Francisco, CA 94111-2713, www.jmpsecurities.com

Jeffrey H. Spurr

Director of Equity Research

(415) 835-3903

Financial Services

Capital Markets

David Trone

(212) 906-3525

Steven Fu, CFA

(415) 835-3995

Chris Ross, CFA

(212) 906-3532

Asset Managers

Steven Fu, CFA

(415) 835-3995

Market Structure

Chris Ross, CFA

(212) 906-3532

Consumer Finance

David M. Scharf

(415) 835-8942

Kevane A. Wong

(415) 835-8976

Financial Processing & Outsourcing

David M. Scharf

(415) 835-8942

Kevane A. Wong

(415) 835-8976

Insurance

Matthew J. Carletti

(312) 768-1784

Christine Worley

(312) 768-1786

Residential & Commercial Real Estate Finance

Steven C. DeLaney

(404) 848-7773

Trevor Cranston, CFA

(415) 869-4431

Christopher York

(415) 835-8965

Trevor Cranston, CFA

(415) 869-4431

Specialty Finance

John Stilmar

(404) 848-7772

Kevin Chen

(404) 848-7774

Healthcare

Biotechnology

Liisa A. Bayko

(312) 768-1785

Heather Behanna, PhD

(312) 768-1795

Jason N. Butler, PhD

(212) 906-3505

Christopher T. Radom, PhD

(212) 906-3519

Healthcare Facilities & Services

Peter L. Martin, CFA

(415) 835-8904

Aaron Hecht

(415) 835-3963

Brian Nelson

(617) 235-8516

Healthcare Services

Tim McDonough

(617) 235-8504

Medical Devices

J. T. Haresco, III, PhD

(415) 869-4477

Anna Labno

(415) 869-4476

David Turkaly

(212) 906-3563

John Gillings

(212) 906-3564

Real Estate

Hotels & Resorts

William C. Marks

(415) 835-8944

Whitney Stevenson

(415) 835-8948

Housing

Peter L. Martin, CFA

(415) 835-8904

Aaron Hecht

(415) 835-3963

Real Estate & Property Services

William C. Marks

(415) 835-8944

Whitney Stevenson

(415) 835-8948

REITs: Healthcare

Peter L. Martin, CFA

(415) 835-8904

Aaron Hecht

(415) 835-3963

Brian Nelson

(617) 235-8516

REITs: Office & Industrial

Mitch Germain

(212) 906-3546

Joshua Levin

(212) 906-3579

Technology

Energy Technology and Cleantech

Shawn Severson

(415) 835-8915

Ralph Fong

(415) 835-8916

Communications Equipment

Erik Suppiger

(415) 835-3918

Christopher Slaymaker

(415) 835-3920

Digital Media

Mark Harding, CFA

(212) 906-3520

Peter Lunenburg

(212) 906-3537

Internet

Mark Harding, CFA

(212) 906-3520

Peter Lunenburg

(212) 906-3537

Semiconductors

Alex Gauna

(415) 835-8998

Michael Wu

(415) 835-8996

Software

Patrick Walravens

(415) 835-8943

Greg McDowell

(415) 835-3934

Peter Lowry

(415) 869-4418

Greg McDowell

(415) 835-3934

For Additional Information

Maureen McCarthy

Tracy Strelow

Director of Sales & Trading

Vice President, Head of Publishing

(415) 835-3935

(415) 835-8949

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

GCAP - Q3 2012 GAIN Capital Earnings Conference Call

EVENT DATE/TIME: NOVEMBER 01, 2012 / 10:00PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 01, 2012 / 10:00PM, GCAP - Q3 2012 GAIN Capital Earnings Conference Call

CORPORATE PARTICIPANTS

Glenn Stevens GAIN Capital Holdings, Inc. - CEO

Daryl Carlough GAIN Capital Holdings, Inc. - Interim CFO

CONFERENCE CALL PARTICIPANTS

Richard Repetto Sandler O’Neill & Partners - Analyst

Patrick O’Shaughnessy Raymond James & Associates - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the third quarter 2012 GAIN Capital earnings conference call. My name is [Diamond] and I will be your operator for today. At this time all participants are in a listen-only mode and later we will conduct a question-and-answer session. (Operator Instructions)

And now I would like to turn the conference over to Mr. Glenn Stevens, CEO. Please proceed sir.

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

Thank you operator, thank you all for joining our earnings presentation for our Q3 2012. Let me start by just saying that for many in the northeast region I think that challenging conditions gets a new definition this week. And you know, we are happy to report that our New Jersey based operation has fared reasonably well, thanks to a superlative effort from our engineering operations and our customer service team.

We were able to utilize our globally diversified operations base and our redundant systems and I am happy to report that we are able to offer uninterrupted service to both our retail and institutional customers with full trading access and live customer support throughout this ordeal.

We stood out amongst many financial services firms both large and small. And this is testimony to our solid planning and preparation along with a great team effort.

Of course, this pales in comparison to many of our staff exercising some extra care and safety precautions and, of course, there is a lot of people in some challenging conditions here so in that perspective I’ll try to go through our results from Q3 and then take some Q&A at the end of the call.

The first page in terms of the third quarter summary, we were happy to report solid profitability and relatively strong margins despite continuing challenging trading conditions during Q3. We managed to carefully manage our expenses in our core retail business while channeling resources toward launching new products and services to diversify our revenue streams.

We also introduced TRADE, our new retail platform featuring an expanded portfolio of FX and CFD products, including a nearly four fold increase in tradable products. We expanded our GTX specialty execution desk through an addition of a new team of 14 professionals. And we entered into the online futures market by completing our acquisition of OEC. I will go into more detail on each of those items as we get further into our presentation.

As a summary overview of the next slide our financial results are as follows. Our net revenue is $40 million which yielded a net income of $3.2 million and an adjusted net income of $3.6 million. Our adjusted EBITDA was $6.2 million which resulted in an adjusted earnings per share of $0.09.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

2

NOVEMBER 01, 2012 / 10:00PM, GCAP - Q3 2012 GAIN Capital Earnings Conference Call

Evidence of our strong balance sheet is $93.6 million of free cash available as of the end of the quarter and our operating metrics, we had retail volume of $278 billion versus $447 billion. Our institutional volume was $503 billion versus $260 billion. Our client assets were up 49% to $426 million as of September 30, 2012 and part of that is built in with the OEC acquisition being closed.

I mentioned earlier about challenging conditions, but a subset is challenging trading conditions for the quarter. In this case we continue to see third quarter volatility decline back to four plus year lows, even after a modest uptick in the prior quarter.

The average true range remains significantly lower in prior years, which ultimately yields a lackluster performance by our customers being engaged in a market that is not very robust from a trading environment perspective. These trading conditions translated into lower retail volume. We did have some clustered events within the quarter but overall we saw a return to a softer volume and softer volatility.

Breaking our business up and focusing now on the retail business we were able to enhance our CFD offering. As I mentioned we launched our TRADE platform which is a completely revamped new product geared toward an active trader in global markets. It went online at the end of Q3 and it expands our product offering now to over 250 tradable markets. Examples would be indexes, commodities, and of course including FX.

This 250 number is expected to double again, over the next quarter. The platform features innovative tools for monitoring different markets for technical trading and strategy building. We expect to flush out the platform even more through enhancements that include new asset classes, specialty analytics and even community features and social trading tools.

We want to be smart about an opportunistic marketing spend in that having the new campaign to promote TRADE, it positions the company well as marketing conditions improve. The timing of that is not something we are banking on, but more importantly, positioning the company to benefit as conditions invariably improve across the board.

We also keep powder dry for actively pursuing M&A opportunities both in business expansion of our retail business and complimentary products, similar to our recent closing of the OEC Futures business, which then clubbed us into 50 futures exchanges globally.

Specifically, on the next slide with Open E Cry or OEC as the brand that we are focused on. The acquisition closed on August 31st, to a reminder of purchase price of $12 million. Some operating metrics related to that business, our run-rate revenue of about $15 million in revenue, a little over 8,000 in customers and customer assets of nearly $110 million. We are witnessing a quick achievement of operational synergies. And it is a commissioned based model that will help provide a stable quarterly revenue stream to compliment our other business lines.

Moving over to our institutional business, our GTX platform continued to demonstrate strong growth in both revenue and volume. If you look at year-over-year quarter you see a nearly triple in daily volume to $7.6 billion and a commensurate revenue increase as well.

The important take away is that volumes continues to grow at a time when many competitors are reporting decreasing trading volumes. And it is testimony to the innovation of that platform and also the quality of service, debt of liquidity, and breadth of products that we are able to deliver to those institutional customers.

Importantly there too, those customers are very sticky and although it takes a little longer to bring them into the fold, it’s an annuity type of effect where they continue to be loyal customers that stay engaged over a period of time that is longer than normal.

We also added a 14 person specialty execution desk that became operational in September. And this is a natural extension as a compliment to our GTX electronic platform. The specialty execution desk brings a well established team that has quite a few customers that rely on those individuals to give them added services that an ECN platform may fall short of.

The addition of new products and new team mates will continue to drive growth, and volume, and revenue on our institutional business.

For our financial review, I will turn it over to Daryl Carlough, our interim CFO to review the numbers.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

3

NOVEMBER 01, 2012 / 10:00PM, GCAP - Q3 2012 GAIN Capital Earnings Conference Call

Daryl Carlough - GAIN Capital Holdings, Inc. - Interim CFO

Thanks Glenn. I would like to bring you over to slide 11. The third quarter was (inaudible) report by low levels of volatility compared with the year earlier. Net revenues for the quarter fell to $40 million from $35.5 million (sic - see presentation slides) in the prior year period.

The lower retail volume was offset by our institutional business and one month contribution from OEC.

On the expense side you can see the impact of our efforts to lower the run-rate of our core retail OEC business. Total expenses fell to $35.6 million from $42.2 million for Q3 of 2012 versus 2011. Expenses were significantly lower in marketing, comp and benefits and trading expenses. All of this will help us free up resources to finance other initiatives as Glenn will discuss in a few minutes.

Benefits of this expense control and be seen in our net income for the third quarter. Posted adjusted net income was $3.6 million. For the first nine months of 2012 we are at adjusted net income of $9 million, make the lower level of volatility we have seen throughout much of this year. Adjusted EBITDA levels were $6.2 million for the quarter and $16.3 million for the year so far.

Turning now to slide 12 you can see our activity in terms of returning capital to shareholders. We are continuing with our policy of paying a dividend with a dividend of $0.05 per share to be paid to holders of record as of December 12, 2012. This is a meaningful dividend yield to our shareholders.

We also continue with our share repurchase program. We purchased 140,000 shares in the third quarter with an average price of $4.64 per share. The total number of shares purchased in the year through September 30, was 1.3 million. We still have the option to play another 3 million out of this program. I would like to turn the call over to Glenn for a closer look at our cost savings initiative and closing remarks. Thank you.

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

Thanks Daryl. So before we get to our closing remarks and a summary, before we move on to Q&A. I wanted to highlight the expense management initiative that we have continued throughout this year, and give you a little more insight as to how we are going to reallocate some of those efficiency savings into other products, our institutional business, and new geographies.

So as we are able to glean some efficiencies out of our core retail business, and you can see by some of the numbers that our Q3 operating expenses are down by 12.2% compared to Q3 of ‘11, and down 10% compared to Q2 of 2011. Our core retail expenses have also declined. However, the goal is to drive growth, both in top line, margin, on the retail, and the complimentary products.

As I mentioned earlier we continue to make strides on our institutional business and we can reallocate some of those deficiencies into building people and product there and also in new products like our trading platform and new geographies in places like Canada.

So across the board, our goal is to take some of these deficiencies, layer them into, as I said, new products, new geographies and also the institutional business and expect to see yield from those increased investments there in the future.

If you look at the last slide, a side benefit, if you will or a by product is that it drives revenue diversification. And I will draw your attention to the four pie charts and you can see a nice progression in where 97% of our revenue was derived from our core business in Q3 of last year 2011. And if you move over to Q3 of 2012 you can see that that number has moved in the right direction, to now it is 87% of our business. And the other businesses, like our futures business and our institutional business is driving through diversification.

I have mentioned on past calls that our ultimate goal, down the line, is to have diversification that looks more like 50% is coming from our core retail and 25% each coming from exchange based products and institutional. Although we are not there yet we continue to make strides towards that.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

4

NOVEMBER 01, 2012 / 10:00PM, GCAP - Q3 2012 GAIN Capital Earnings Conference Call

On the lower left is what we call pro forma or run-rate pie that essentially shows, had we had the futures business for the whole year, given its run rate, what that diversification would look like. So the important take away is to say that we have made strides, we have made steps and our goal is to position the company such that we are able to draw revenue and growth opportunities across retail, across exchange rate and across institutional.

We try to look at our business globally but in those three silos and make sure that we can drive all three businesses. And when market conditions deliver on all three cylinders, great, if they are not there then some of them can help move progress along.

I will wrap up now before we move onto questions, with closing remarks.

I think that Q3, in what continues to be a challenging environment in terms of volatility and just those events that pull customers into a market and drive their active trading, we were able to deliver some solid profitability and some relatively strong margins. We have continued to manage costs which facilitates investments in new areas and we have implemented a strategy, successfully, of investment in new products, new platforms, and new geographies to help diversify revenue sources.

Our balance sheet, also, continues to position us for organic and inorganic growth opportunities and we look forward to opportunities go in the future quarters. With that I will take question now at this point and I will turn it over to the operator for Q-and-A.

QUESTIONS AND ANSWERS

Operator

Before I turn over to Q&A I would like to remind you that in additional to historical information, this presentation contains forward-looking statements that reflect management expectations for the future. A variety of important factors could cause results to differ materially from such statements.

These factors are noted throughout GAIN Capital’s annual report on form 10-K as filed with Securities and Exchange Commission on March 15, 2012 and include but are not limited to the actions of both current and potential competitors, fluctuations on market trading volumes, financial market volatility involving industry regulations, including changes in regulation of the future companies, areas or malfunctions in our systems or technology, rapid changes in technology, affects of inflation, customer trading patters, the success of our products and service offerings, our ability to continue to innovate and meet the demands of our customers for new or enhanced products.

Our ability to successfully integrate assets and companies we have acquired, including the successful integration of Open E Cry, our ability to effectively compete in the futures industry, changes in tax policy or accounting rules, fluctuations in foreign exchange rates and commodity prices, adverse changes or volatility and interest rates as well as general economic business, credit and financial conditions, internationally or nationally, and our ability to continue paying a quarterly dividend in light of future financial performance and financing needs.

The forward-looking statements included herein represent GAIN Capital value as of the date of this presentation. GAIN Capital undertakes no obligation to revise or update publicly and forward-looking statement for any reason unless required by law.

(Operator Instructions)

Your first question comes from the line of Rich Repetto with Sandler O’Neill, you may proceed.

Richard Repetto - Sandler O’Neill & Partners - Analyst

Yes, good evening Glenn and Daryl. I guess the question every quarter but the retail revenue capture was pretty strong in the $120 million or $123 million we are calculating. Can you explain Glenn how that worked out given the low volatility and a little bit of color behind it and what you think about, I guess, maybe the next quarter? I think I know what the answer is going to be.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

5

NOVEMBER 01, 2012 / 10:00PM, GCAP - Q3 2012 GAIN Capital Earnings Conference Call

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

Sure Rich. Good to hear you voice, I know you are relatively local so that is, you want to check off the box of everybody that is still standing.

The interesting part about this last quarter with our RPM, our revenue per $1 million, holding in reasonably well really comes from kind of a weird clustered quarter. What I mean by that is when you look at all the trading days, let’s say the average is 20 per month and you have about 60 for the quarter. If you had this fairly steady level of average true range or some volatility you would end up with both a solid revenue quarter, decent volume statistics and an RPM.

The part that we are missing here is that we didn’t have a consistent level of volatility or access points, if you will, for the market. So what I mean by that is you did have some movement, but they were gapped by droughts in volatility and activity. So you had a situation where Draghi would make a comment during the quarter about supporting the Euro by buying bonds and that would be viewed as a very positive and Spanish yields kind of came in a little bit and settled down.

Then you would have a negative when inaction was taken. But what people sometimes forget is that there were three to five, seven trading days in-between there where almost nothing went on.

So your RPM holds up because at lower volumes, but because they were clustered the model works very well but a lower market volatility area it is not great. The good news is that our model is set up to maximize rev capture when all the variabilities come together, variables come together of volume, of volatility, and level of engagement, right? The whole goal of diversifying our revenue is to be able to offset some of that to say that well, you have some days where FX was kind of on the side lines. You know us going from 50 to 250 products it is not a full transformation overnight but it does say that when metals are moving, energies are moving, or even hydrocarbons on the institutional size, we will poise to take advantage of that better going forward.

So it is a smallish, kind of, sub 10% contributor these days, as I said that is designed to be much higher than that so we won’t see the benefit of that in coming quarters, but in this one yes, RPM held up, but frankly, part of the reason it held up is because you had clustered activity levels, which unfortunately ended up at volume levels that were lower than the previous quarter and on the low side in general.

Richard Repetto - Sandler O’Neill & Partners - Analyst

So could we infer, Glenn, have we experienced these sort of clustered activity levels so far in the fourth quarter?

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

So trading conditions, I would argue, haven’t improved to the point of our classifying as a full rebound. Again, you see evidence in this market in general of fits and starts when it comes to volume and activity. I think we are seeing this across the board and gain equities, or metals, or futures even. You get these spikes, people are involved and then you say let’s wait and watch for an election or we have a (inaudible) payroll tomorrow so lets park it on the sidelines for 72 hours.

So I think, to answer your question, yes. Market or trading conditions, in general, seem to be tracking similarly to the last couple of quarters. I would probably put it in that same general vicinity. And wouldn’t characterize that as robust.

Richard Repetto - Sandler O’Neill & Partners - Analyst

Got it. Got it. Okay. And then on the institutional side. Your volume was impressive that it grew quarter to quarter. Especially with all the benchmark, all the platforms down, appeared down significantly. So, I guess the question is what did you do differently? Did you see any particular flows that that would explain why you were up in a quarter, when most were down?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

6

NOVEMBER 01, 2012 / 10:00PM, GCAP - Q3 2012 GAIN Capital Earnings Conference Call

And then the revenue capture or revenue per million dropped so it looked like institutional revenue was flat, so can you talk about that as well?

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

Sure, so a couple of things. First of all, if I would consider us Avis in terms of the instructional business, the fact that our volume levels are not yet at those higher marquee levels. Let’s say ICap subsidiary or even as we approach Knight’s levels. We are not at that level yet so we have the ability to grow, I would argue, even in a static or even stagnating current environment. So our job is to make sure that we do two things. As the institutional volumes come back we are poised to take an outside share of that growth. If they don’t come back then we continue to grab market share, unfortunately, at the expense of other peers.

Why to we do that? I think that we have a superlative product. I think that the innovation and the flexibility and the technical expertise, frankly, that we bring to the market has raised eyebrows and had people look at it.

You know and then, frankly, you can step up for an example during this week when there was some trials and tribulations with some peers. We stayed, knock on wood, rock steady and that also gets on peoples radar and to also consider the product. In a market that is increasing, then the rising tides floats all boats. But in a market that, let’s hope temporarily, or at least now, right now is static you have to get real estate share and to get real estate share you have to stand out. You have to fight twice as hard to go up half a notch. And I am happy the fact that, again, we are coming from lower levels of volumes so our increased can be impactful even if they are not monster.

But I do think as we approach material levels of, you know at $8 billion daily that is a no-slouch consideration now and so I think a lot of that has to do with our team, our solutions team, and our investment in that product and also bringing in the complimentary product. You bring in the specialty executions desk and they are able to bring customers to the fray and say there is a cross sell there.

So I think we have tried to keep our eye on the ball there, overall.

Now, to your revenue question, part of that comes from the fact that we continue to reinvest. We have brought on 14 new heads there we can continue to add the robust level of our technology, we can continue to invest in adding, surrounding that team. I will say though that we are at the point where the inflection of margin will come with volume. So if we were to slow down our growth here, then we would want to focus our growth level and say hey, how do we increase our margin. But right now this business is organized to be a much more material contributor, both top line and margin wise to gain. And so to do that you have to invest and to do that you have to be patient.

So, I think, part of the refill of the last year was to say great, making some traction, building some volumes, look at the new customers, the pipeline is full. We like all that, so let’s continue to support the business.

Let’s go out, one, two, three years and say gee, you scaled it but where is your margin? Fine, then at that point you try to glean from efficiencies the way we have done on the retail side.

So we are not in harvest mode by any means we are in growth mode when it comes to institutional business.

Richard Repetto - Sandler O’Neill & Partners - Analyst

Got it, thank you. And one last quick one. What was the CapEx on the quarter, please?

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

CapEx was modest. I think, Daryl I don’t know if you want to weight in on that, but I think it is not a usual material number. It is probably measured in the hundreds of thousands, versus the millions in that number.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

7

NOVEMBER 01, 2012 / 10:00PM, GCAP - Q3 2012 GAIN Capital Earnings Conference Call

The good news about this business is that actual hardware servers and things like that isn’t the huge biller. It is more about people and resources.

Daryl Carlough - GAIN Capital Holdings, Inc. - Interim CFO

For year-to-date I know because I was working with cash, it was like $9 million. It was probably about $2 million to $3 million in the quarter but a lot of that is just some of the software development we have done. So from a cash flow stand point being developed using our cash flow but it wasn’t all expensed. So it goes into being capitalized, just to give you a little background.

Rich Repetto. Got it. Thank you very much.

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

Thank Rich.

Operator

(Operator Instructions). Your next question comes from the line of Patrick O’Shaughnessy with Raymond James. You may proceed.

Patrick O’Shaughnessy - Raymond James & Associates - Analyst

Hello, good afternoon guys.

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

Hi Patrick how are you?

Patrick O’Shaughnessy - Raymond James & Associates - Analyst

Good. A question for you about Open E Cry. That is a business that Options Express bought a few years ago and my sense is that they took good care of it. And then it probably got lost in the shuffle a little bit when Options Express was bought by Schwab. What sort of shape was Open E Cry in when you got it? Did you get a general sense that customers were happy that you took it over? What sort of attrition have out seen and how happy are you with the initial results?

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

Initial results have been great. The perception has been great, the transfer has been great and I keep saying great. What I am saying is that we are very happy that they way that the customers have engaged. I might differ with you opinion a little bit that they were treated well even just under Options Express. I don’t think they were treated badly but I don’t think they were at the head of the table when it came to hand out turkey and stuffing. I think from a resource allocation perspective a marketing budget allocation, I think that that team that we bought with the technology, with the customers, and with just their whole business unit was intact and poised for growth, frankly.

And what we are seeing, already, is an increase in customer assets. We are seeing an increase in number of new customers signed up and we are actually seeing a growth across the metrics. In every measurable metric since we closed on the deal, as a matter of fact, if you want to count the official closing date and not the initial the metrics have increased across the board.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

8

NOVEMBER 01, 2012 / 10:00PM, GCAP - Q3 2012 GAIN Capital Earnings Conference Call

And I think that is without us being able to truly integrate the product yet. I know that is only in the fold a couple of weeks and I think that as we start to do a better job of cross sell, and cross pollinate, and allocate investments from a branding perspective, and refine their sales distribution and onboarding processes, we are going to get even better benefit out of it.

So I think what we bought was fully intact, what we bought was very well received from their key [exclusive] brokers, from their key clients. The roll over was very solid and I guess the only thing I would say is, it is not like it fell into disrepair, or we took an old sports car out of a barn being neglected and covered with dust. It was a fairly well running machine but it was never really nurtured, I would argue, even under Options Express.

Patrick O’Shaughnessy - Raymond James & Associates - Analyst

Okay.

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

And that is our goal. Our goal is to give it some investment, give it some room, and incorporate it into our global distribution because that is one thing that even as a small company we have, I would argue, over some of the shops you named is that we are already a broadly based marketing company, if you will, from many geographies and we think there is a spot for futures in markets outside the US and we want to take advantage of that.

Patrick O’Shaughnessy - Raymond James & Associates - Analyst

Okay, that is helpful. A follow up question on your revenue capture, if I could? I know this gets beaten to death every quarter but we have seen a couple of nice quarters in a row. Is there anything fundamentally that you are doing with your market making models? Are you holding positions longer? Are you taking a little bit more risk? Or is it just a function of market dynamics and the last couple of quarters happen to be better than the quarters before that?

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

It is really market dynamics and I think that when I have the luxury or telling you that [150 and 160] is not the new de rigueur, it is the same argument I want to be able to have using the numbers are lower that is not de rigueur. So my point being that let hope that we have a relationship three years from now and we won’t be talking about this because it is an ebb and flow type of metric, it is an output, not an input. And to answer your question directly we haven’t changed our risk profile, our holding period or any material part of our operation.

We do a lot of review and a lot of oversight and a lot of careful analysis. But fortunately we have not had to make any monster wholesale changes in order to change our approach to this market. That said it goes without saying that if there is a bell curve you do have values on either side of that slot down the middle and that has always been the case for the 13 years that we have been running this.

Patrick O’Shaughnessy - Raymond James & Associates - Analyst

Okay that is helpful and the last one if I could? Do you guys have a sense for what the fourth quarter operating expenses with a full quarter of Open E Cry in there?

Glenn Stevens - GAIN Capital Holdings, Inc. - CEO

We haven’t really started to model out, I shouldn’t say we haven’t started, but operating expenses as you incorporate marketing and other cases…I made the case earlier by saying that we did have, we were able to strip out some, I would argue if not permanent but medium cost reductions in our core business in the retail side. But that doesn’t really impact what our marketing spend looks like. So in other words, marketing spend is driven by market opportunity, our strategy towards new product.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

9

NOVEMBER 01, 2012 / 10:00PM, GCAP - Q3 2012 GAIN Capital Earnings Conference Call

our core business in the retail side. But that doesn't really impact what our marketing spend looks like. So in other words, marketing spend is driven by market opportunity, our strategy towards new product.

OEC, as we stated when we bought it and we will stick by it, is expected to be the accretive business and from the get go, so we are happy about that. And there will be some synergies with OEC that will pile on to that as well, that will help the margins there, but in terms of the operating expenses at least for now the goal is to strip out some of those efficiencies but reinvest them. You know, because our goal is to grow this business not to milk it.

Patrick O'Shaughnessy - *Raymond James & Associates - Analyst*

Okay, thank you.

Glenn Stevens - *GAIN Capital Holdings, Inc. - CEO*

Sure Patrick.

Operator

(Operator Instructions). At this time we have no additional questions. I would now like to turn the call back over to Mr. Glenn Stevens for closing remarks.

Glenn Stevens - *GAIN Capital Holdings, Inc. - CEO*

Thanks Operator, thanks again for everybody for making the time to join this evening here on the east coast and we look forward to communicating with our investors and our stake holders going forward. Have a great evening. Good bye.

Operator

Ladies and gentlemen, that concludes today's conference, thank you for your participation. You may not disconnect, have a great day.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2012, Thomson Reuters. All Rights Reserved.

10

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS